Exhibit 2.1

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

By and Among

YERBAE BRANDS CO.

KONA BAY TECHNOLOGIES INC.

KONA BAY TECHNOLOGIES (DELAWARE) INC.

1362283 B.C. Ltd.

TODD GIBSON

AND

KARRIE GIBSON

Dated as of May 19, 2022

TABLE OF CONTENTS

ARTICLE 1 PRE-CLOSING TRANSACTIONS, THE AMALGAMATION AND THE MERGER		2

1.1	Pre-Closing Transactions	2
1.2	The Amalgamation	2
1.3	Exchange and Cancellation of Finco Shares	3
1.4	The Merger	3
1.5	Closing	4
1.6	Effective Time	4
1.7	Effects of the Merger	4
1.8	Certificate of Incorporation; By-Laws	4
1.9	Directors and Officers	5

ARTICLE 2 THE ARRANGEMENT		5

2.1	Arrangement	5
2.2	Interim Order	5
2.3	U.S. Securities Law Matters	7
2.4	Final Order	7
2.5	Court Proceedings	8
2.6	Arrangement Filings and Effective Date	9
2.7	Company Board Approval	9
2.8	The Company Shareholder Meeting	10
2.9	List of Shareholders	10
2.10	Listing Application	10

ARTICLE 3 EFFECT OF THE ARRANGEMENT AND THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES		11

3.1	Effect of the Arrangement and the Merger on Capital Stock	11
3.2	Exchange Procedures	12
3.3	Adjustments	14
3.4	Withholding Rights	15
3.5	Lost Certificates	15
3.6	Treatment of Stock Options and Other Stock-Based Compensation	15
3.7	Tax Treatment	16
3.8	Appraisal Rights	16
3.9	Acknowledgement of Escrow and Resale Restrictions	17

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		18

4.1	Organization; Standing and Power; Charter Documents; Subsidiaries	18
4.2	Capital Structure	19
4.3	Partnerships or Joint Ventures	22
4.4	Not a Reporting Corporation	22
4.5	Authority; Non-Contravention; Governmental Consents; Board Approval; Anti- Takeover Statutes	22
4.6	Financial Statements	24
4.7	Absence of Certain Changes or Events	27
4.8	Taxes	27
4.9	Intellectual Property	30
4.10	Compliance; Permits	31
4.11	Litigation	32
4.12	Brokers’ and Finders’ Fees	32
4.13	Related Person Transactions	33
4.14	Employee Benefit Issues	33
4.15	Real Property and Personal Property Matters	38
4.16	Environmental Matters	40
4.17	Material Contracts	41
4.18	Insurance	43
4.19	Anti-Corruption Matters	43

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE MERGER SUB		44

5.1	Organization; Standing and Power; Charter Documents; Subsidiaries	44
5.2	Capital Structure	45
5.3	Authority; Non-Contravention; Governmental Consents; Board Approval	47
5.4	SEDAR Filings; Financial Statements	49
5.5	Absence of Certain Changes or Events	52
5.6	Compliance; Permits	52
5.7	Litigation	53
5.8	Brokers	53
5.9	Ownership of Company Shares	53
5.10	Intended Tax Treatment	53
5.11	Merger Sub	53

ARTICLE 6 COVENANTS		54

6.1	Conduct of Business of the Company	54
6.2	Conduct of the Business of the Parent	57
6.3	Access to Information; Confidentiality	58
6.4	No Solicitation	59
6.5	Company Shareholder Meeting	62
6.6	The Company Circular	63
6.7	The Parent Shareholder Meeting	64
6.8	The Parent Circular	65
6.9	Approval by Sole Shareholder of the Merger Sub	66
6.10	Notices of Certain Events	66

6.11	Employees; Benefit Plans	66
6.12	Directors’ and Officers’ Indemnification and Insurance	68
6.13	Concurrent Financing	69
6.14	Bridge Loan	69
6.15	Performance Shares	70
6.16	Reimbursement of Expenses	70
6.17	Marketing	70
6.18	Parent Equity Incentive Plan	71
6.19	Reasonable Best Efforts	71
6.20	Public Announcements	73
6.21	Anti-Takeover Statutes	74
6.22	Stock Exchange Matters	74
6.23	Certain Tax Matters	74
6.24	Shareholder Litigation	74
6.25	Obligations of the Merger Sub	75
6.26	Directors and Officers of the Parent	75
6.27	Further Assurances	76

ARTICLE 7 CONDITIONS		76

7.1	Conditions to Each Party’s Obligation to Effect the Merger	76
7.2	Conditions to Obligations of Parent and the Merger Sub	77
7.3	Conditions to Obligation of the Company	78
7.4	Frustration of Closing Conditions	80

ARTICLE 8 TERMINATION, AMENDMENT, AND WAIVER		80

8.1	Termination by Mutual Consent	80
8.2	Termination by Either Parent or the Company	80
8.3	Termination by Parent	81
8.4	Termination by the Company	82
8.5	Notice of Termination; Effect of Termination	82
8.6	Fees and Expenses Following Termination	83
8.7	Amendment	83
8.8	Extension; Waiver	83

ARTICLE 9 MISCELLANEOUS		83

9.1	Definitions	83
9.2	Interpretation; Construction	99
9.3	Survival	100
9.4	Governing Law	100
9.5	Submission to Jurisdiction	101
9.6	Waiver of Jury Trial	101
9.7	Notices	101
9.8	Entire Agreement	103
9.9	No Third-Party Beneficiaries	103
9.10	Severability	103
9.11	Assignment	103
9.12	Remedies Cumulative	104
9.13	Specific Performance	104
9.14	Counterparts; Effectiveness	104

SCHEDULES:

Schedule A	-	Plan of Arrangement

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

This Arrangement Agreement and Plan of Merger (this “Agreement”), is entered into as of May 19, 2022 by and among YERBAE BRANDS CO., a Delaware corporation (the “Company”), KONA BAY TECHNOLOGIES INC., a British Columbia corporation (the “Parent”), KONA BAY TECHNOLOGIES (DELAWARE) INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), 1362283 B.C. LTD., a British Columbia corporation (“Finco”), TODD GIBSON, a businessperson (“Todd”) and KARRIE GIBSON, a businessperson (“Karrie” and together with Todd, the “Principal Shareholders”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 9.1 hereof.

RECITALS

WHEREAS

A. The Parent proposes to acquire all of the issued and outstanding Company Shares in exchange for the Consideration Shares on the basis of the Exchange Ratio by way of a reverse triangular merger conducted pursuant to (i) the Delaware General Corporations Law (Title 8, Chapter 1 of the Delaware Code) (the “DGCL”) in which the Merger Sub will merge with and into the Company, and (ii) the BCBCA in a plan of arrangement conducted pursuant to Part 9, Division 5, of the BCBCA;

B. In connection with the Arrangement, the Parent will issue the Consideration Shares in the Merger, complete the Parent Restructuring, reconstitute the Parent Board and adopt the Parent Equity Incentive Plan;

C. Finco intends to conduct the Concurrent Financing and immediately prior to the closing of the Arrangement, Finco will amalgamate with the Parent or a subsidiary of the Parent (the “Amalgamation”);

D. The Parent Board and the Merger Sub Board have each unanimously:

(a)	determined, subject to receipt of the Fairness Opinion, upon its own analysis and other financial and legal advice, that the issuance of the Consideration Shares and the Replacement Options as consideration for the Merger in exchange for the Company Shares and the Company Stock Options is fair, from a financial point of view, to the holders of the Company Securities;

(b)	determined that the Transaction is in the best interests of the Parent and the Parent Shareholders;

(c)	approved the form of, and authorized and directed the Parent to execute and deliver this Agreement to the Company and to perform their respective obligations hereunder; and

(d)	resolved to recommend to the Parent Shareholders that they approve the Transaction, including the Arrangement, the Merger and the reconstitution of the Parent Board at the Parent Shareholder Meeting, in each case, in accordance with the BCBCA, the DGCL, the Securities Act (BC) and the U.S. Securities Act;

E. The Company Board has unanimously:

(a)	determined, subject to receipt of the Fairness Opinion, upon its own analysis and other financial and legal advice, that the issuance of the Consideration Shares and the Replacement Options as consideration for the Merger in exchange for the Company Shares and the Company Stock Options is fair, from a financial point of view, to the holders of Company Securities;

(b)	approved the form of, and authorized and directed the Company, to execute and deliver this Agreement to the Parent and to perform its obligations hereunder;

(c)	determined that the Transaction is in the best interests of the Company and the Company Securityholders; and

(d)	resolved to recommend to the Company Securityholders that they approve the Transaction, including the Merger and the Arrangement, in each case, in accordance with the BCBCA, the DGCL, the Securities Act (BC) and the U.S. Securities Act;

F. The Parties intend that the issuance of the Consideration Shares in exchange for the Company Shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and applicable U.S. state securities Law in reliance upon such exemptions as may be available therefrom;

G. For U.S. federal income Tax purposes, the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code; and

H. The Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated herein and also to prescribe certain terms and conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

PRE-CLOSING TRANSACTIONS, THE AMALGAMATION AND THE MERGER

1.1	Pre-Closing Transactions

Prior to the Closing, the Parent shall complete the Parent Restructuring.

1.2	The Amalgamation

On the terms and subject to the conditions set forth in this Agreement, and in accordance with the BCBCA, the following will occur in connection with the Amalgamation:

(a)	each Subscription Receipt will, in accordance with the terms of the Subscription Receipt Certificate, and without payment of any additional consideration and without further action on the part of the holder thereof, be deemed to convert into one Finco Share;

(b)	the holder of a Subscription Receipt will cease to be the holder thereof or have any rights in respect of such Subscription Receipt;

(c)	the Parent (or a subsidiary of the Parent at the Parent’s option) and Finco shall be amalgamated and continued as one corporation (“Amalco”) under the BCBCA and in connection therewith:

(i)	the property of each amalgamating corporation shall continue to be the property of Amalco;

(ii)	Amalco shall continue to be liable for the obligations of each amalgamating corporation;

(iii)	any existing cause of action, claim or liability of an amalgamating corporation shall be unaffected;

(iv)	any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continue to be prosecuted by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against an amalgamating corporation may be enforced by or against Amalco; and

(vi)	the Notice of Articles and Articles of the Parent shall be deemed to be the Notice and Articles and Articles of Amalco.

1.3	Exchange and Cancellation of Finco Shares

In connection with the Amalgamation:

(a)	each Finco Share (other than Finco Shares held by the Parent or the subsidiary of the Parent, as applicable) will be exchanged, without any act or formality on the part of the holder thereof, into one fully paid and non-assessable Amalco Share or Parent Share, as applicable, and the name of each such holder will be removed from the register of holders of the Finco Shares;

(b)	each Finco Share held by the Parent, or the subsidiary of the Parent, as applicable, will be cancelled without any payment of capital in respect thereof; and

(c)	each Parent Share, or common share of the subsidiary of the Parent, as applicable, will be exchanged without any act or formality on the part of the holder thereof, into one fully paid and non-assessable Amalco Share, and the name of each such holder will be removed from the register of the Parent Shares, or common shares of the subsidiary of the Parent, as applicable, and added to the register of the holders of the Amalco Shares.

1.4	The Merger

On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time:

(a)	the Merger Sub will merge with and into the Company (the “Merger”);

(b)	the separate corporate existence of the Merger Sub will cease; and

(c)	the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger and a Subsidiary of the Parent (sometimes referred to herein as the “Surviving Corporation”).

1.5	Closing

Upon the terms and subject to the conditions set forth herein and as part of the Arrangement, the closing of the Merger (the “Closing”) will take place at 8:00 a.m., Vancouver time, as soon as practicable (and, in any event, within three Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger and the Arrangement set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties. The Closing shall take place at the offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the Parties. The actual date of the Closing is hereinafter referred to as the “Closing Date”.

1.6	Effective Time

Subject to the provisions of this Agreement and as part of the Arrangement, at the Closing, the Company, the Parent, and the Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and the Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.7	Effects of the Merger

The Merger shall have the effects set in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

1.8	Certificate of Incorporation; By-Laws

At the Effective Time:

(a)	the certificate of incorporation of the Surviving Corporation shall be amended and restated as agreed to by the Parent and the Company and the name of the Surviving Corporation may be amended to be “Yerbaé U.S.” or some other name acceptable to the Company, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable Law; and

(b)	the by-laws of the Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, except that references to the Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation, and applicable Law.

1.9	Directors and Officers

The directors and officers of the Surviving Corporation from and after the Effective Time shall be as set out below and will remain until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation:

Name	Position
Karrie Gibson	Director / Chief Operating Officer
Todd Gibson	Director / Chief Executive Officer

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. The Plan of Arrangement shall become effective at the Arrangement Effective Time with the result that, among other things, the Parent will become the holder of all of the outstanding Company Shares.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event on or before July 31, 2022, (provided however that should Court operations again become restricted due to the COVID-19 pandemic the foregoing date may be extended until the earlier of:

(a)	the date on which the Court grants a telephonic or other remote means of hearing the motion for the Interim Order; and

(b)	the earliest possible date on which the Court grants a hearing date for the motion for the Interim Order once it resumes normal operations),

the Parent shall apply to the Court and, in cooperation with the Company and the Merger Sub, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i)	for the date on which the Parent Shareholder Meeting will be set;

(ii)	for the class of persons to whom notice is to be provided in respect of the Arrangement, the Parent Shareholder Meeting and the Company Shareholder Meeting and for the manner in which such notice is to be provided;

(iii)	for confirmation of the record date for the Parent Shareholder Meeting;

(iv)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be:

(A)	two-thirds of the votes cast on the Arrangement Resolution by the Parent Shareholders present in person or represented by proxy at the Parent Shareholder Meeting; and

(B)	if applicable, a simple majority of the votes cast on the Arrangement Resolution by Parent Shareholders present in person or represented by proxy at the Parent Shareholder Meeting, excluding votes cast by directors, senior officers and certain other parties of the Parent whose votes must be excluded pursuant to Multinational Instrument 61-101;

(v)	that, in all other respects, the terms, restrictions and conditions of the Parent’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Parent Shareholder Meeting;

(vi)	for the grant of Dissent Rights as contemplated in the Plan of Arrangement;

(vii)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(viii)	that the Parent Shareholder Meeting may be adjourned or postponed from time to time by the Parent in accordance with the terms of this Agreement without the need for additional approval of the Court;

(ix)	that the record date for Parent Shareholders entitled to notice of and to vote at the Parent Shareholder Meeting will not change in respect of any adjournment(s) or postponement(s) of the Parent Shareholder Meeting;

(x)	that it is the Parent’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and the Replacement Options to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(xi)	for such other matters as either the Parent or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld or delayed.

2.3	U.S. Securities Law Matters

The Parties agree that the issuance of the Consideration Shares on completion of the Arrangement to the Company Shareholders and the issuance of the Replacement Options to the Company Optionholders will be issued in reliance on the exemption from the registration requirements of the

U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to the Company Shareholders and the issuance of the Replacement Options to the Company Optionholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(b)	the Arrangement will be subject to the approval of the Court and, in connection therewith, the Court will be required to satisfy itself that the Arrangement is fair and reasonable;

(c)	the Parent will ensure that each of the Parent Shareholders and the Company Securityholders will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d)	the Company Shareholders will be advised that the Consideration Shares to be issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act;

(e)	the Company Optionholders will be advised that the Replacement Options to be issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act;

(f)	the Interim Order will specify that each of the Parent Shareholders and each of the Company Securityholders will have the right to appear before the Court at the hearing in respect of the Final Order so long as it enters an appearance within a reasonable time; and

(g)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair and reasonable to the Company Securityholders and shall include a statement substantially to the following effect: “This Order shall serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by the act, regarding the distribution of securities of Kona Bay Technologies Inc. pursuant to or in connection with the Plan of Arrangement”.

2.4	Final Order

If:

(a)	the Interim Order is obtained; and

(b)	the Required Approval and the Requisite Company Vote are obtained, subject to the terms of this Agreement, the Parent shall as soon as reasonably practicable thereafter and in any event within five Business Days of such approvals being obtained, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, provided however, that should Court operations again become restricted due to the COVID-19 pandemic the foregoing date may be extended until the earlier of (a) the date that is then (10) Business Days after the date on which the Court grants a telephonic or other remote means of hearing the motion for the Final Order and (ii) the earliest possible date on which the Court grants a hearing date for the motion for the Final Order once it resumes normal operations.

2.5	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Parent shall:

(a)	diligently pursue and cooperate with the Company in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to the Company with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide copies of any notice of appearance, evidence or other documents served on the Parent or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	subject to applicable Law, not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend in any material respect any material so filed or served, except as contemplated by this Agreement or with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided the Company is not required to agree or consent to any increase in or variation in the form of the consideration for the Arrangement or other modification or amendment to such filed or served materials that expands or increases the Company’s obligations, or diminishes or limits the Company’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Company; and

(g)	not object to legal counsel to the Company making such submissions on the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that the Parent and its legal counsel are advised of the nature of any submissions prior to the hearing and the submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

2.6	Arrangement Filings and Effective Date

(a)	The Parent shall file any Arrangement Filings with the Registrar as soon as practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(b)	The Parent and the Company shall use their commercially reasonable efforts to complete the Arrangement within 120 days of the date of this Agreement.

(c)	The closing of the Arrangement will take place at the offices of Clark Wilson LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

2.7	Company Board Approval

The Company represents and warrants to and in favour of the Parent and the Merger Sub, and acknowledges that the Parent and the Merger Sub are relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(a)	the Company Board will engage the Fairness Advisor to obtain the Fairness Opinion to the effect that, as of the date of such Fairness Opinion, subject to the assumptions, qualifications and limitations set forth therein, the Transaction is fair, from a financial point of view, to the Company Securityholders (the “Fairness Opinion”), prior to the finalization of the Company Circular. The fee payable to the Fairness Advisor shall be a flat fee for delivery of the Fairness Opinion irrespective of the conclusions of the Fairness Opinion and no portion of any fee payable to the Fairness Advisor shall be conditional upon the closing of the Arrangement; and

(b)	prior to finalizing the Company Circular, the Company Board, after consultation with its financial and legal advisors and review of the Fairness Opinion, will have determined that the Merger and the Arrangement is in the best interests of the Company and that the consideration to be received by the Company Securityholders upon completion of the Arrangement is fair, from a financial point of view, to the Company Securityholders, such Fairness Opinion or Board determination not having been withdrawn or modified as the date of such Company Circular, and will have resolved unanimously to recommend to the Company Securityholders that they vote in favor of the Company Arrangement Resolution.

2.8	The Company Shareholder Meeting

The Company will use commercially reasonable efforts to either:

(a)	set a record date and a meeting date for the Company Shareholder Meeting, and it will not adjourn or postpone the Company Shareholder Meeting without the prior written consent of the Parent, and at the Company Shareholder Meeting, the Company will ask the Company Securityholders to approve the Company Arrangement Resolution; or

(b)	obtain the written consent from the Company Securityholders for the Company Arrangement Resolution.

The Company will call and hold the Company Shareholder Meeting or obtain the written consent, as applicable, in accordance with its Charter Documents and applicable Law.

2.9	List of Shareholders

Promptly upon the request of a Party, the other Party will use its commercially reasonable efforts to prepare or cause to be prepared and provide to the requesting Party a list of its securityholders and will obtain and will deliver to the requesting Party thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer- readable format.

2.10	Listing Application

(a)	Promptly after the execution of this Agreement, the Parent shall, with the cooperation of the Company, prepare the Listing Application together with any other documents required by the rules and policies of the Exchange or applicable Law in connection with the Arrangement and file the Listing Application together with such other documents with the Exchange.

(b)	The Parent represents and warrants that the Listing Application will comply in all material respects with applicable Law and, without limiting the generality of the foregoing, that the Listing Application shall not contain any misrepresentation, provided that the Parent shall not be responsible for the accuracy of any information relating to the Company that is furnished by the Company in writing for inclusion in the Listing Application.

(c)	The Company and its counsel shall be given reasonable opportunity to review and comment on drafts of the Listing Application and other documents related thereto and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to the Company included in the Listing Application shall be in form and content satisfactory to the Company, acting reasonably.

ARTICLE 3

EFFECT OF THE ARRANGEMENT AND THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

3.1	Effect of the Arrangement and the Merger on Capital Stock

At the Effective Time, as a result of the Merger and without any action on the part of the Parent, the Merger Sub or the Company or the holder of any capital stock of the Parent, the Merger Sub, or the Company:

(a)	each of the Company Shares that is owned by the Parent or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly- owned Subsidiaries as of immediately prior to the Effective Time (the “Cancelled Shares”) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

(b)	each Company Share issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares) will be converted into the right to receive the following (collectively, the “Merger Consideration”):

(i)	one (1) Consideration Share;

(ii)	any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such Company Shares in accordance with Section 3.2(h);

(c)	at the Effective Time, all Company Shares will be cancelled and retired and will cease to exist, and each holder of:

(i)	a certificate formerly representing any Company Shares (each, a “Certificate”); or

(ii)	any book-entry shares which immediately prior to the Effective Time represented Company Shares (each, a “Book-Entry Share”)

will cease to have any rights with respect thereto, except the right to receive:

(A)	the Merger Consideration in accordance with Article 3 hereof; and

(B)	any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such Company Shares in accordance with Section 3.2(h);

(d)	each share of common stock, par value $0.01 per share, of the Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) newly issued, fully paid, and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence; and

(e)	no certificates or scrip representing fractional shares of shall be issued upon the conversion of Company Shares pursuant to Section 3.1(b) and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Shares. In the event that any holder of the Company Shares would otherwise be entitled to receive a fractional share of the Consideration Shares (after aggregating all shares and fractional shares of the Consideration Shares issuable to such holder), then such holder will receive an aggregate number of shares of the Consideration Shares rounded down to the nearest whole share.

3.2	Exchange Procedures

(a)	Prior to the Effective Time, the Parent shall appoint the Depositary to act as the agent for the purpose of paying the Merger Consideration. At or promptly following the Effective Time, the Parent shall deposit, or cause the Surviving Corporation to deposit, with the Depositary certificates representing the Parent Shares to be issued as Merger Consideration (or make appropriate alternative arrangements if uncertificated Parent Shares represented by book-entry shares will be issued). In addition, the Parent shall deposit or cause to be deposited with the Depositary, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Company Shares may be entitled pursuant to Section 3.2(h) for distributions or dividends, on the Parent Shares to which they are entitled to pursuant to Section 3.1(b), with both a record and payment date after the Effective Time and prior to the surrender of the Company Shares in exchange for such Parent Shares. Such cash and Parent Shares, together with any dividends or other distributions deposited with the Depositary pursuant to this Section 3.2(a), are referred to collectively in this Agreement as the “Exchange Fund”.

(b)	Promptly after the Effective Time, the Parent shall send, or shall cause the Depositary to send, to each record holder of Company Shares at the Effective Time, whose Company Shares were converted pursuant to Section 3.1(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Depositary, and which letter of transmittal will be in customary form and have such other provisions as the Parent and the Surviving Corporation may reasonably specify) for use in such exchange. Each holder of Company Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such Company Shares have been converted pursuant to Section 3.1(b) in respect of the Company Shares represented by a Certificate or Book- Entry Share, and any dividends or other distributions pursuant to Section 3.2(h) upon:

(i)	surrender to the Depositary of a Certificate; or

(ii)	receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares;

in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Depositary. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article 3, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.

(c)	Until disbursed in accordance with the terms and conditions of this Agreement, any cash in the Exchange Fund will be invested by the Depositary, as directed by Parent or the Surviving Corporation. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any income from investment of the Exchange Fund will be payable to the Parent or the Surviving Corporation, as the Parent directs.

(d)	Any portion of the Merger Consideration made available to the Depositary in respect of any Dissenting Shares shall be returned to the Parent, upon demand.

(e)	If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book- Entry Share, as applicable, is registered, it shall be a condition to such payment that:

(i)	such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and

(ii)	the Person requesting such payment shall pay to the Depositary any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Depositary that such Tax has been paid or is not payable.

(f)	All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of Company Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 3.

(g)	Any portion of the Exchange Fund that remains unclaimed by the holders of Company Shares six (6) months after the Effective Time shall be returned to the Parent, upon demand, and any such holder who has not exchanged its Company Shares for the Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to the Parent (subject to abandoned property, escheat, or other similar Law), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, the Parent shall not be liable to any holder of Company Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Law. Any amounts remaining unclaimed by holders of Company Shares two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of the Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h)	All Consideration Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by the Parent in respect of the Parent Shares, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all Parent Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Company Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.5) or Book-Entry Share is surrendered for exchange in accordance with this Section 3.2. Subject to the effect of applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole Parent Shares issued in exchange for Company Shares in accordance with this Section 3.2, without interest:

(i)	at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid; and

(ii)	at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

3.3	Adjustments

Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or the Parent Shares shall occur (other than the issuance of additional shares of capital stock of the Company or the Parent as permitted by this Agreement, pursuant to the Parent Restructuring, agreed to by the Parties or as otherwise provided for in this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (other than as permitted by this Agreement), the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

3.4	Withholding Rights

Each of the Depositary, the Parent, the Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 3 such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Law regarding Taxes. To the extent that amounts are so deducted and withheld by the Depositary, the Parent, the Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Depositary, the Parent, the Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

3.5	Lost Certificates

If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by the Parent, the posting by such Person of a bond, in such reasonable amount as the Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Depositary will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Shares formerly represented by such Certificate as contemplated under this Article 3.

3.6	Treatment of Stock Options and Other Stock-Based Compensation

(a)	As of the Effective Time, each option to acquire Company Shares (each, a “Company Stock Option”) that is outstanding under any Company Stock Plan immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of the holder thereof, or any other Person, be exchanged by the Parent for a Parent Stock Option (each, a “Replacement Option”) in accordance with this Article 3. Each such Replacement Option as so exchanged and issued shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time, subject to any Exchange requirements. As of the Effective Time, each such Replacement Option as so exchanged shall be an option to acquire that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product of:

(i)	the number of Company Shares subject to such Company Stock Option; and

(ii)	the Exchange Ratio, at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Shares of such Company Stock Option by (B) the Exchange Ratio; provided, that the exercise price and the number of Parent Shares subject to the Replacement Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code.

(b)	The Company shall take all requisite action so that, at the Effective Time, each Company Share subject to vesting, repurchase, or other lapse of restrictions (a “Company Restricted Share”) that is outstanding under any Company Stock Plan as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by the Parent and shall be converted into a Parent Restricted Share in accordance with this Section 3.6. Each Parent Restricted Share shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Restricted Share immediately before the Effective Time (including vesting, repurchase, or other lapse restrictions), subject to any Exchange requirements. As of the Effective Time, each such holder of Company Restricted Shares so assumed and converted will receive that number of whole Parent Restricted Shares equal to the product (rounded down to the nearest whole number) of:

(i)	the number of Company Restricted Shares held by that holder as of immediately prior to the Effective Time; and

(ii)	the Exchange Ratio.

(c)	At or prior to the Effective Time, the Company, the Company Board, and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of Section 3.6(a) and Section 3.6(b).

(d)	At or prior to the Effective Time, the Parent, the Parent Board, and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to reserve for future issuance a number of Parent Shares at least equal to the number of Parent Shares that will be subject to Parent Equity Awards as a result of the actions contemplated by this Section 3.6 and to otherwise effectuate the provisions of Section 3.6(a) and Section 3.6(b).

3.7	Tax Treatment

For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

3.8	Appraisal Rights

Notwithstanding anything in this Agreement to the contrary, any Company Shares held by a holder thereof that:

(a)	has not voted in favor of the Merger or consented thereto in writing; and

(b)	has properly demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (and shall have not properly revoked such demand) prior to the Effective Time,

(collectively, the “Dissenting Shares”) shall not be converted as described in Section 3.1(b), but will from and after the Effective Time constitute only the right to receive payment of the fair value of such Company Shares in accordance with the provisions of Section 262 of the DGCL (the “Appraisal Rights Provisions”); provided, however, that all Company Shares held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Shares under the Appraisal Rights Provisions shall thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest, in the manner provided in Section 3.1. The Company shall promptly notify the Parent in writing of any demands received by the Company for the exercise of appraisal rights with respect to Company Shares, withdrawals of such demands and all other instruments served or actions taken pursuant to the DGCL and received by the Company with respect to Appraisal Rights Provisions (collectively, “Appraisal Demand Notices”), and the Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands.

3.9	Acknowledgement of Escrow and Resale Restrictions

The Company acknowledges and agrees that in accordance with the policies of the Exchange or applicable securities Law, the Parent Shares issued to certain holders of the Company Shares who will be directors and/or officers of the Parent or holders of 10% or more of the Parent Shares upon Closing may be subject to escrow under the policies of the Exchange and applicable securities Law. The Parties further agree that in addition to any resale restrictions applicable to the Parent Shares pursuant to the polices of the Exchange or applicable securities Law, the Parent Shares issued to the holders of the Company Shares in exchange for their Company Shares, will be subject to the following voluntary hold periods:

(a)	any holders of Class A or Class B Company Shares will be subject to a voluntary escrow with the Parent Shares to be released as follows:

(i)	33.33% of the Parent Shares released eighteen months after the date on which the Parent Shares commence trading on the Exchange after the Closing (the “Listing Date”); and

(ii)	33.33% of the Parent Shares released every six months thereafter;

(b)	any holders of Class D-1, Class D-2, Class 2020-1 and Class 2022-1 Company Shares will be subject to a voluntary escrow with the Parent Shares to be released eighteen months after the Listing Date; and

(c)	any holders of Company Shares (or any securities convertible into Company Shares) not subject to the voluntary escrow provisions described in Section 3.9(a) or Section 3.9(b) (other than the Company Shares issued on conversion of the Bridge Loan and issuable upon the exercise of the Bridge Warrants) will be subject to a voluntary escrow with the Parent Shares to be released as follows:

(i)	25% of the Parent Shares released eighteen months after the Listing Date; and

(ii)	25% of the Parent Shares released every four months thereafter.

The certificates issued for the Parent Shares will bear legends substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY SHALL NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED BEFORE [THE DATE THAT IS MONTHS, MONTHS, MONTHS AND MONTHS, AS APPLICABLE] FOLLOWING [THE EFFECTIVE DATE] UNLESS CONSENTED TO BY THE COMPANY.”

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the Company Disclosure Letter that relates to such Section or in another Section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company and the Principal Shareholders hereby represent and warrant to the Parent and the Merger Sub as follows:

4.1	Organization; Standing and Power; Charter Documents; Subsidiaries

(a)	Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Law of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)	Charter Documents. The Company has delivered or made available to the Parent a true and correct copy of the Charter Documents of the Company and each of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(c)	Subsidiaries. Section 4.1(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 4.1(c)(ii) of the Company Disclosure Letter sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company:

(i)	the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof; and

(ii)	the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company.

All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (A) imposed by applicable securities Law; or (B) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

4.2	Capital Structure

(a)	Capital Stock. Section 4.2(a) of the Company Disclosure Letter lists the authorized capital stock of the Company. As of the date of this Agreement: (A) Section 4.2(a) of the Company Disclosure Letter lists all Company Shares that are issued and outstanding (not including shares held in treasury) as of the date of this Agreement. All of the outstanding Company Shares are, and all Company Shares which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of the Company owns any Company Shares.

(b)	Stock Awards

(i)	As of the date of this Agreement, an aggregate of 15,949.68251358880 Company Shares were reserved for issuance pursuant to Company Equity Awards not yet granted under the Company Stock Plans, and 7,974.8412567944 Company Shares were reserved for issuance in excess of those authorized by the Company Option Plans for Company Equity Awards not yet granted. As of the date of this Agreement, 1,382,837.47392815 Company Shares were reserved for issuance pursuant to outstanding Company Stock Options and nil shares of Company Restricted Shares were issued and outstanding. Section 4.2(b)(i) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company Stock Plans and:

(A)	the name of the holder of such Company Equity Award;

(B)	the number of Company Shares subject to such outstanding Company Equity Award;

(C)	if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award;

(D)	the date on which such Company Equity Award was granted or issued;

(E)	the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof; and

(F)	with respect to Company Stock Options, the date on which such Company Stock Option expires.

All Company Shares subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.

(ii)	Except for the Company Stock Plans and as set forth in Section 4.2(b)(ii) of the Company Disclosure Letter, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the Transaction (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, as of the date hereof, there are no outstanding:

(A)	securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or Company Shares;

(B)	options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or Company Shares (or securities convertible into or exchangeable for shares of Company Shares); or

(C)	restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Company Shares, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (A), (B) and (C), together with the Company Shares, being referred to collectively as “Company Securities”). All outstanding Company Shares, all outstanding Company Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Law.

(iii)	There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.

(c)	Voting Debt. As of the date hereof, there are no outstanding bonds, debentures, notes, or other indebtedness issued by the Company or any of its Subsidiaries:

(i)	having the right to vote on any matters on which shareholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or

(ii)	the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries

(collectively, “Voting Debt”).

(d)	Company Subsidiary Securities. As of the date hereof and except as set forth in Section 4.2(d) of the Company Disclosure Letter, there are no outstanding:

(i)	securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company;

(ii)	options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or

(iii)	restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

4.3	Partnerships or Joint Ventures

The Company is not a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind, including as a beneficiary or trustee in any trust arrangement, and is not party to any agreement under which it agrees to carry on any part of the Company’s business or any other activity in such manner, or by which the Company agrees to share any revenue or profit with any other Person.

4.4	Not a Reporting Corporation

The Company is not a reporting issuer in Canada, as that term is defined by applicable Canadian Securities Law, and does not have a class of securities registered under the Exchange Act. There is no published market for any of the Company Securities.

4.5	Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes

(a)	Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger and the Arrangement, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding Company Shares entitled to vote (the “Requisite Company Vote”), to consummate the Transaction. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transaction have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the Arrangement and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger and the Arrangement, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company Securities necessary to approve and adopt this Agreement, approve the Merger and the Arrangement, and consummate the Transaction, including the Merger and the Arrangement. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and the Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Law affecting creditors’ rights generally and by general principles of equity.

(b)	Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the Transaction, including the Merger and the Arrangement, do not and will not:

(i)	subject to obtaining the Requisite Company Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries;

(ii)	assuming that all Consents contemplated by clauses (i) through (iv) of Section 4.5(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties or assets;

(iii)	result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or

(iv)	result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	Governmental Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi- governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for:

(i)	the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(ii)	such Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Law that is designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Law” and, together with the HSR Act, the “Antitrust Law”), in any case that is applicable to the Transaction;

(iii)	such Consents as may be required under applicable state securities or “blue sky” Law and the securities Law of any foreign country;

(iv)	the other Consents of Governmental Entities listed in Section 4.5(c) of the Company Disclosure Letter (the “Other Governmental Approvals”); and

(v)	such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)	Board Approval. The Company Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held and not subsequently rescinded or modified in any way, has:

(i)	determined that this Agreement and the Transaction, including the Merger and the Arrangement, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Company’s shareholders;

(ii)	determined, conditioned upon its receipt of the Fairness Opinion, upon its own analysis and other financial and legal advice, that the Consideration is fair, from a financial point of view, to the holders of Company Securities;

(iii)	approved this Agreement, including the form, execution, delivery, and performance thereof, and the consummation of the Transaction, including the Merger and the Arrangement, upon the terms and subject to the conditions set forth herein;

(iv)	directed that this Agreement and the Transaction, including the Merger and the Arrangement, be submitted to a vote of the Company’s securityholders for adoption at the Company Shareholder Meeting; and

(v)	resolved to recommend that Company’s securityholders vote in favor of adoption of this Agreement and the Transaction in accordance with the terms of this Agreement and the DGCL (collectively, the “Company Board Recommendation”).

(e)	Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign Law applicable to the Company is applicable to this Agreement or the Transaction, including the Merger, the Arrangement or any of the other transactions contemplated hereby.

4.6	Financial Statements

(a)	The audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 (collectively, the “Company Financial Statements”):

(i)	are in accordance with the books and records of the Company;

(ii)	present fairly the financial condition of the Company as of the respective dates indicated and the results of operations for such periods; and

(iii)	have been prepared in accordance with IFRS and reflect the consistent application of IFRS throughout the periods involved.

(b)	All material financial transactions of the Company have been accurately recorded in the books and records of the Company and such books and records fairly present the financial position and the affairs of the Company.

(c)	To the Knowledge of the Company and except as described in Section 4.6(c) of the Company Disclosure Letter, other than the costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated herein, the Company has no material liabilities, net of cash, which:

(i)	are not set forth in Company Financial Statements or have not heretofore been paid or discharged;

(ii)	did not arise in the ordinary course of business under a Contract or plan that has been specifically disclosed in writing to the Parent; or

(iii)	have not been incurred in amounts and pursuant to practices consistent with past business practice, in, or as a result of, the ordinary course of business since the Company Accounting Date, and otherwise disclosed in writing to the Parent.

(d)	To the Knowledge of the Company except to the extent reflected or reserved against in the Company Financial Statements, set forth in the Company Disclosure Letter or incurred subsequent to the Company Accounting Date in the ordinary course of business, the Company has no outstanding liabilities, and any liabilities incurred by the Company in the ordinary course business since the Company Accounting Date have not had, individually or in the aggregate, a Company Material Adverse Effect.

(e)	Since the Company Accounting Date, there have not been:

(i)	any changes in the condition or operations of the business of the Company, the Company’s assets or the financial affairs of the Company which have caused, individually or in the aggregate, a Company Material Adverse Effect; or

(ii)	any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance), which has caused or may cause a Company Material Adverse Effect.

(f)	Since the Company Accounting Date, and other than as contemplated by the Agreement, the Company has not:

(i)	transferred, assigned, sold or otherwise disposed of any of the Company’s assets shown or reflected in the Company Financial Statements or cancelled any debts or claims other than the sale of inventory in the ordinary course of business;

(ii)	incurred or assumed any material liability (other than in the ordinary course of business except costs incurred in connection with the Merger);

(iii)	issued or sold any Company Securities;

(iv)	discharged or satisfied any Liens, or paid any liabilities, other than current liabilities or the current portion of long term liabilities disclosed in the Company Financial Statements, or current liabilities incurred since the date thereof in the ordinary course of business;

(v)	declared, made, or committed itself to make any payment of any dividend or other distribution in respect of any of Company Securities, nor purchased, redeemed, subdivided, consolidated, or reclassified any Company Securities;

(vi)	made any gift of money or of any of the Company’s assets to any Person;

(vii)	purchased or sold any of the Company’s assets outside of the ordinary course of business;

(viii)	made commitments or agreements for capital expenditures or capital additions or betterments exceeding $50,000;

(ix)	amended or changed, or taken any action to amend or change, its organizational documents;

(x)	made payments of any kind to or on behalf of either a holder of Company Securities or any related parties of a holder of Company Securities, nor under any management agreement, save and except business related expenses and salaries in the ordinary course of business and at the regular rates payable;

(xi)	created, incurred, assumed or guaranteed any indebtedness for money borrowed, or subjected any of the Company’s assets to any Lien of any nature whatsoever, except as set forth in Section 4.6(f)(xi) of the Company Disclosure Letter;

(xii)	made or suffered any amendment or termination of any Company Material Contract, or cancelled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, other than in the ordinary course of business;

(xiii)	increased the salaries or other compensation of, or made any advance (excluding customary compensation increases consistent with ordinary business practices and advances for ordinary and necessary business expenses) or loan to, any of its directors, officers, employees or consultants, or made any increase in, or any addition to, other benefits to which any of its directors, officers, employees or consultants may be entitled, except as described in Section 4.6(f)(xiii) of the Company Disclosure Letter;

(xiv)	adopted, or increased the payments to or benefits under, any Company Employee Plan; or

(xv)	authorized or agreed, or otherwise have become committed, to do any of the foregoing.

(g)	The Company has no guarantees, indemnities or contingent or indirect obligations with respect to the liabilities of any other Person, including any obligation to service the debt of, or otherwise acquire an obligation of, another Person, or to supply funds to, or otherwise maintain any working capital or other balance sheet condition of, any other Person, except that Mr. Gibson shall be indemnified by the Company for any and all losses he sustains as guarantor for the Company’s obligations with respect to the Company’s vehicles including, without limitation, those described in Section 4.6(g) of the Company Disclosure Letter.

4.7	Absence of Certain Changes or Events

Since the Company Accounting Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred:

(a)	any Company Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(b)	any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.1.

4.8	Taxes

(a)	Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company Financial Statements. The most recent Company Financial Statements reflect an adequate reserve (in accordance with IFRS) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the most recent Company Financial Statements outside of the ordinary course of business or otherwise inconsistent with past practice.

(b)	Availability of Tax Returns. The Company has made available to Parent complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2019.

(c)	Withholding. The Company and each of its Subsidiaries have withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, creditor, customer, shareholder, or other Party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Law), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(d)	Liens. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS has been made in the Company Financial Statements.

(e)	Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

(f)	Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(g)	Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h)	Consolidated Groups, Transferee Liability, and Tax Agreements. Neither Company nor any of its Subsidiaries:

(i)	has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis;

(ii)	has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or

(iii)	is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement.

(i)	Change in Accounting Method. Neither Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Law by reason of a change in accounting method or otherwise.

(j)	Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)	“closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(ii)	installment sale or open transaction disposition made on or prior to the Closing Date;

(iii)	prepaid amount received on or prior to the Closing Date;

(iv)	any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or

(v)	election under Section 108(i) of the Code.

(k)	Ownership Changes. Without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

(l)	Section 355. Neither Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(m)	Reportable Transactions. Neither Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(n)	Intended Tax Treatment. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of the Company there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.9	Intellectual Property

(a)	Scheduled Company-Owned IP. Section 4.9(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all:

(i)	Company-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and

(ii)	material unregistered Company-Owned IP.

(b)	Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Company-Owned IP, and has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted (“Company IP”), in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	Validity and Enforceability. The Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries have taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all trade secrets included in the Company IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)	Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)	the conduct of the businesses of the Company and any of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and

(ii)	to the Knowledge of the Company, no third party is infringing upon, violating, or misappropriating any Company IP.

(e)	IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened:

(i)	alleging any infringement, misappropriation, or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; or

(ii)	challenging the validity, enforceability, or ownership of any Company- Owned IP or the Company or any of its Subsidiaries’ rights with respect to any Company IP,

in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company-Owned IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)	Company IT Systems. In the past two (2) years, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken all reasonable best effort steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)	Privacy and Data Security. The Company and each of its Subsidiaries have complied with all applicable Law and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past twelve (12) months, the Company and its Subsidiaries have not:

(i)	to the Company’s knowledge experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or

(ii)	been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the Company’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10	Compliance; Permits

(a)	Compliance. The Company and each of its Subsidiaries are, and at all times have been, in material compliance with, all Law or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. No Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law in any material respect.

(b)	Permits. The Company and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is and, and at all times has been, in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11	Litigation

There is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any officer or director of the Company or any of its Subsidiaries in their capacities as such. None of the Company or any of its Subsidiaries or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent (“Order”), which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company.

4.12	Brokers’ and Finders’ Fees

Except for Roth Canada ULC and/or its Affiliates and as otherwise set forth in Section 4.12 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

4.13	Related Person Transactions

With the exception of this Agreement or as otherwise disclosed in Section 4.13 of the Company Disclosure Letter, there are no Contracts or other transactions currently in place between the Company and:

(a)	any Company Employee;

(b)	any holder of record or, to the Knowledge of the Company, beneficial owner of:

(i)	10% or more of the Company Shares;

(ii)	Company Securities which, taken together, represent 10% or more of the voting rights of the Company; or

(iii)	Company Securities which are convertible into the Company Shares, and following such conversion, such holder of record or beneficial owner would be the holder of record or beneficial owner, as applicable, of 10% or more of the Company Shares; and

(c)	any Affiliates of any such Company Employee, or holder of record or beneficial owner, on the other hand.

4.14	Employee Benefit Issues

(a)	Section 4.14(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, health, dental, retirement, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant, or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any Company ERISA Affiliate has or may have any Liability (collectively, the “Company Employee Plans”).

(b)	The Company has made available to Parent correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Company Employee Plans and amendments thereto, and, to the extent applicable:

(i)	all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the Transaction or otherwise;

(ii)	the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan;

(iii)	the most recent financial statements for each Company Employee Plan;

(iv)	the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Company Employee Plan;

(v)	the current summary plan description and any related summary of material modifications and, if applicable, summary of benefits and coverage, for each Company Employee Plan; and

(vi)	all actuarial valuation reports related to any Company Employee Plans.

(c)	Employee Plan Compliance.

(i)	Each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Law, including but not limited to ERISA and the Code.

(ii)	All the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such qualified retirement plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of the Company no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code.

(iii)	The Company and its Subsidiaries, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each Company Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with IFRS.

(iv)	Except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder).

(v)	There are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any Company Employee Plan.

(vi)	There are no material Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits).

(vii)	To the Knowledge of the Company, neither the Company nor any of its Company ERISA Affiliates has engaged in a transaction that could subject the Company or any Company ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(viii)	All non-US Company Employee Plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based on reasonable actuarial assumptions.

(d)	Plan Liabilities. Neither the Company nor any Company ERISA Affiliate has:

(i)	incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any Company Employee Plan and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Company Employee Plan;

(ii)	except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have been timely paid in full, not incurred any liability to the PBGC in connection with any Company Employee Plan covering any active, retired, or former employees or directors of the Company or any Company ERISA Affiliate, including, without limitation, any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Company Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA;

(iii)	failed to satisfy the health plan compliance requirements under the Affordable Care Act, including the employer mandate under Section 4980H of the Code and related information reporting requirements;

(iv)	failed to comply with Section 601 through 608 of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA;

(v)	failed to comply with the privacy, security, and breach notification requirements under HIPAA; or

(vi)	incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan and nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any liability of the Company or any Company ERISA Affiliate to any such multiemployer plan.

No complete or partial termination of any Company Employee Plan has occurred or is expected to occur.

(e)	Certain Company Employee Plans. With respect to each Company Employee Plan:

(i)	no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its Company ERISA Affiliates has now or at any time within the previous six years contributed to, sponsored, maintained, or had any liability or obligation in respect of any such multiemployer plan or multiple employer plan;

(ii)	no Legal Action has been initiated by the PBGC to terminate any such Company Employee Plan or to appoint a trustee for any such Company Employee Plan;

(iii)	no Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and

(iv)	no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Company Employee Plan.

(f)	No Post-Employment Obligations. No Company Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post- termination or retiree health benefits to any person or ever represented, promised, or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.

(g)	Potential Governmental or Lawsuit Liability. Other than routine claims for benefits:

(i)	there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Company Employee Plan, or otherwise involving any Company Employee Plan or the assets of any Company Employee Plan; and

(ii)	no Company Employee Plan is presently or has within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity.

(h)	Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(i)	Health Plan Compliance. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements under ERISA and the Code, including COBRA, HIPAA, and the Affordable Care Act, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Company Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b)(1) of the Code, or such state statute.

(j)	Effect of Transaction. Neither the execution or delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated hereby will (either alone or in combination with any other event):

(i)	entitle any current or former director, employee, contractor, or consultant of the Company or any of its Subsidiaries to severance pay or any other payment;

(ii)	accelerate the timing of payment, funding, or vesting, or increase the amount of compensation due to any such individual;

(iii)	limit or restrict the right of the Company to merge, amend, or terminate any Company Employee Plan; or

(iv)	increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan.

No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the Transaction by any employee, director, or other service provider of the Company under any Company Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

(k)	Employment Law Matters. The Company and each of its Subsidiaries:

(i)	is in compliance with all applicable Law and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and

(ii)	is in compliance with all applicable Law relating to the relations between it and any labor organization, trade union, work council, or other body representing Company Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l)	Labor. Neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed within the United States is pending, threatened, or has occurred in the last two years, and, to the Knowledge of the Company, no material work stoppage, slowdown, or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed outside the United States is pending, threatened, or has occurred in the last two years. None of the Company Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at the Company or any of its Subsidiaries, or any Company Employees. There are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15	Real Property and Personal Property Matters

(a)	Owned Real Estate. The Company or one or more of its Subsidiaries has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens other than the Permitted Liens. Section 4.15(a) of the Company Disclosure Letter contains a true and complete list by address and legal description of the Owned Real Estate as of the date hereof. Neither the Company nor any of its Subsidiaries:

(i)	lease or grant any Person the right to use or occupy all or any part of the Owned Real Estate;

(ii)	other than to Parent, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or

(iii)	has received written notice of any pending, and to the Knowledge of the Company threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein.

Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b)	Leased Real Estate. Section 4.15(b) of the Company Disclosure Letter contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). The Company has delivered to Parent a true and complete copy of each such Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on 4.15(b) of the Company Disclosure Letter, with respect to each of the Leases:

(i)	such Lease is legal, valid, binding, enforceable, and in full force and effect;

(ii)	neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease;

(iii)	the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease; and

(iv)	there are no Liens on the estate created by such Lease other than Permitted Liens.

Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly-owned Subsidiary of the Company) a right to use or occupy such Leased Real Estate or any portion thereof.

(c)	Real Estate Used in the Business. Except as set forth in Section 4.15(c) of the Company Disclosure Letter, the Owned Real Estate identified in Section 4.15(a) of the Company Disclosure Letter and the Leased Real Estate identified in Section 4.15(b) of the Company Disclosure Letter comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company or any of its Subsidiaries.

(d)	Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

4.16	Environmental Matters

Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)	Compliance with Environmental Law. The Company and its Subsidiaries are, and have been, in compliance with all Environmental Law, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Law for the operation of the business of the Company and its Subsidiaries as currently conducted.

(b)	No Disposal, Release, or Discharge of Hazardous Substances. Neither the Company nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is:

(i)	currently subject to any investigation, remediation, or monitoring; or

(ii)	reasonably likely to result in liability to the Company or any of its Subsidiaries, in either case of (i) or (ii) under any applicable Environmental Law.

(c)	No Production or Exposure of Hazardous Substances. Neither the Company nor any of its Subsidiaries has:

(i)	produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Law, at any Real Estate; or

(ii)	exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d)	No Legal Actions or Orders. Neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e)	No Assumption of Environmental Law Liabilities. Neither the Company nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Law of any other Person, including in any acquisition or divestiture of any property or business.

4.17	Material Contracts

(a)	Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases):

(i)	any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(ii)	any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (A) officer of the Company, (B) member of the Company Board, or (C) Company Employee providing for an annual base salary or payment in excess of $50,000;

(iii)	any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (A) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (1) the Company or another wholly-owned Subsidiary thereof or (2) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;
(iv)	any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, the Parent or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

(v)	any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $50,000;

(vi)	any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or any of its Subsidiaries;

(vii)	any Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(viii)	any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate the Parent, the Surviving Corporation, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;

(ix)	any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contact solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(x)	any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $10,000, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly-owned Subsidiaries of the Company and (C) vehicle loans;

(xi)	any employee collective bargaining agreement or other Contract with any labor union;

(xii)	any Company IP Agreement, other than licenses for shrinkwrap, clickwrap, or other similar commercially available off-the-shelf software that has not been modified or customized by a third party for the Company or any of its Subsidiaries;

(xiii)	any other Contract under which the Company or any of its Subsidiaries is obligated to make payment or incur costs in excess of $50,000 in any year and which is not otherwise described in clauses (i) to (xii) above; or

(xiv)	any Contract which is not otherwise described in clauses (i) to (xiii) of this Section 4.17(a) that is material to the Company and its Subsidiaries, taken as a whole.

(b)	Schedule of Material Contracts; Documents. Section 4.17(b) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Company Material Contracts. The Company has made available to Parent correct and complete copies of all Company Material Contracts, including any amendments thereto.

(c)	No Breach.

(i)	All the Company Material Contracts are legal, valid, and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect.

(ii)	Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract.

(iii)	Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Material Contract.

4.18	Insurance

All insurance policies maintained by the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. To the Knowledge of the Company: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

4.19	Anti-Corruption Matters

None of the Company, any of its Subsidiaries or any director, officer or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries has:

(a)	used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity;

(b)	made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or

(c)	made any other unlawful payment under any applicable Law relating to anti- corruption, bribery, or similar matters.

Neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of the Company, no Governmental Entity is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE MERGER SUB

Except:

(a)	as disclosed in the Parent SEDAR Documents and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Risks and Uncertainties,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or

(b)	as set forth in the correspondingly numbered Section of the Parent Disclosure Letter that relates to such Section or in another Section of the Parent Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Parent and the Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

5.1	Organization; Standing and Power; Charter Documents; Subsidiaries

(a)	Organization; Standing and Power. Each of the Parent and its Subsidiary is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Law of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of the Parent and its Subsidiary is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)	Constating Documents. The Parent has delivered or made available to the Company a true and correct copy of the Constating Documents of each of the Parent and the Merger Sub. Neither the Parent nor the Merger Sub is in violation of any of the provisions of its Constating Documents.

(c)	Subsidiaries. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Parent have been validly issued and are owned by the Parent, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens:

(i)	imposed by applicable securities Law; or

(ii)	arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Parent.

Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

5.2	Capital Structure

(a)	Capital Stock. The authorized capital stock of the Parent consists of an unlimited Parent Shares. As of the date of this Agreement 26,895,633 Parent Shares were issued and outstanding. All of the outstanding shares of capital stock of the Parent are, and all shares of capital stock of the Parent which may be issued as contemplated or permitted by this Agreement, including the shares of the Parent Shares constituting the Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of the Parent owns any Parent Shares.

(b)	Stock Awards.

(i)	All Parent Shares subject to issuance under the Parent Equity Incentive Plans, including the Parent Equity Awards constituting Merger Consideration to be issued pursuant to Section 3.6, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.

(ii)	As of the date hereof, there are no outstanding:

(A)	securities of the Parent or its Subsidiary convertible into or exchangeable for Parent Voting Debt or shares of capital stock of the Parent;

(B)	options, warrants, or other agreements or commitments to acquire from the Parent or its Subsidiary, or obligations of the Parent or its Subsidiary to issue, any Parent Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Parent; or

(C)	restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Parent, in each case that have been issued by the Parent or its Subsidiary (the items in clauses (A), (B) and (C), together with the capital stock of the Parent, being referred to collectively as “Parent Securities”). All outstanding Parent Shares, all outstanding Parent Equity Awards, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Parent, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Law.

(iii)	As of the date hereof, there are no outstanding Contracts requiring the Parent or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Parent Securities or Parent Subsidiary Securities. Neither the Parent nor any of its Subsidiaries is a party to any voting agreement with respect to any Parent Securities or Parent Subsidiary Securities.

(c)	Voting Debt. As of the date hereof, there are no bonds, debentures, notes, or other indebtedness issued by the Parent or its Subsidiary:

(i)	having the right to vote on any matters on which shareholders or equityholders of the Parent or its Subsidiary may vote (or which is convertible into, or exchangeable for, securities having such right); or

(ii)	the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Parent or its Subsidiary, are issued or outstanding (collectively, “Parent Voting Debt”).

(d)	Parent Subsidiary Securities. As of the date hereof, there are no outstanding:

(i)	securities of the Parent or its Subsidiary convertible into or exchangeable for Parent Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Parent;

(ii)	options, warrants, or other agreements or commitments to acquire from the Parent or its Subsidiary, or obligations of the Parent or its Subsidiary to issue, any Parent Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Parent; or

(iii)	restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Parent, in each case that have been issued by a Subsidiary of the Parent (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiary, being referred to collectively as “Parent Subsidiary Securities”).

5.3	Authority; Non-Contravention; Governmental Consents; Board Approval

(a)	Authority. Each of the Parent and the Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger the adoption of this Agreement by the Parent as the sole shareholder of Merger Sub, and subject to, in the case of the consummation of the Arrangement, the approval of the Parent Shareholders, to consummate the Transaction. Except as set forth above, the execution and delivery of this Agreement by the Parent and the Merger Sub and the consummation by the Parent and the Merger Sub of the Transaction have been duly authorized by all necessary corporate action on the part of the Parent and the Merger Sub and no other corporate proceedings on the part of the Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the issuance of the Merger Consideration, the Arrangement and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub and subject only, in the case of the consummation of the Arrangement, to the approval of the Arrangement by the Parent Shareholders. This Agreement has been duly executed and delivered by the Parent and the Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of the Parent and the Merger Sub, enforceable against the Parent and the Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Law affecting creditors’ rights generally and by general principles of equity.

(b)	Non-Contravention. The execution, delivery, and performance of this Agreement by the Parent and the Merger Sub and the consummation by the Parent and the Merger Sub of the Transaction, do not and will not:

(i)	contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Parent or the Merger Sub;

(ii)	assuming that all of the Consents contemplated by clauses (i) through (vi) of Section 5.3(c) have been obtained or made, conflict with or violate any Law applicable to the Parent or the Merger Sub or any of their respective properties or assets;

(iii)	result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Parent’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Parent or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or

(iv)	result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)	Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by the Parent or the Merger Sub in connection with the execution, delivery, and performance by the Parent and the Merger Sub of this Agreement or the consummation by the Parent and the Merger Sub of the Merger, the issuance of the Merger Consideration, and the other transactions contemplated hereby, except for:

(i)	the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(ii)	the Interim Order and the Final Order from the Court pursuant to the BCBCA;

(iii)	the filing of such reports or other documents on SEDAR with applicable Canadian Securities Regulators or the Exchange as may be required in connection with this Agreement, the Merger, the issuance of the Merger Consideration, and the other transactions contemplated hereby;

(iv)	such Consents as may be required under the HSR Act and other Antitrust Law, in any case that are applicable to the Transaction;

(v)	such Consents as may be required under the securities Law of any foreign country or the rules and regulations of the Exchange;

(vi)	the Other Governmental Approvals; and

(vii)	such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)	Board Approval.

(i)	The Parent Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Parent duly called and held or by written consent resolutions and, not subsequently rescinded or modified in any way, has:

(A)	determined that this Agreement and the transactions contemplated hereby, including the Merger, the Arrangement and the issuance of the Merger Consideration upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Parent and the Parent Shareholders, and

(B)	approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the Transaction, including the Merger and the issuance of the Merger Consideration, upon the terms and subject to the conditions set forth herein; and

(C)	resolved, subject to the terms and conditions of this Agreement, to recommend approval of the Arrangement Resolution by the Parent Shareholders at the Parent Shareholder Meeting.

(ii)	The Merger Sub Board by resolutions duly adopted by a unanimous vote at a meeting of all directors of Merger Sub duly called and held and, not subsequently rescinded or modified in any way, has:

(A)	determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Merger Sub and the Parent, as the sole shareholder of Merger Sub;

(B)	approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the Transaction, including the Merger and the Arrangement, upon the terms and subject to the conditions set forth herein; and

(C)	resolved to recommend that the Parent, as the sole shareholder of Merger Sub, approve the adoption of this Agreement, the Merger and the Arrangement in accordance with the DGCL.

5.4	SEDAR Filings; Financial Statements.

(a)	SEDAR Filings. The Parent has timely furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Parent with the Canadian Securities Authorities in accordance with Canadian Securities Law on SEDAR since January 1, 2021 (such documents, together with any documents filed with the Canadian Securities Authorities during such period by Parent on a voluntary basis on SEDAR, being collectively referred to as the “Parent SEDAR Documents”). The Parent is not in default of any provision of applicable Canadian Securities Law. To the knowledge of the Parent, neither the Parent nor any of the Parent SEDAR Documents is the subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority. The Parent is not subject to continuous disclosure or other public reporting requirements under any securities Law outside of Canada and none of the Parent’s Subsidiaries are subject to continuous disclosure or other disclosure requirements under any securities Law.

(b)	Included with the Parent SEDAR Documents are true, correct, and complete copies of the Parent Financial Statements, which:

(i)	are in accordance with the books and records of the Parent;

(ii)	present fairly the financial condition of the Parent as of the respective dates indicated and the results of operations for such periods; and

(iii)	have been prepared in accordance with IFRS and reflect the consistent application of IFRS throughout the periods involved.

(c)	All material financial transactions of the Parent have been accurately recorded in the books and records of the Parent and such books and records fairly present the financial position and the affairs of the Parent.

(d)	To the Knowledge of the Parent other than the costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated herein, neither the Parent nor its Subsidiary have material liabilities, net of cash, which:

(i)	are not set forth in the Parent Financial Statements or have not heretofore been paid or discharged;

(ii)	did not arise in the ordinary course of business under any Contract or plan that has been specifically disclosed in writing to the Company; or

(iii)	have not been incurred in amounts and pursuant to practices consistent with past business practice, in or as a result of the ordinary course of its business since the Parent Accounting Date, and otherwise disclosed in writing to the Parent.

(e)	To the Knowledge of the Parent except to the extent reflected or reserved against in the Parent Financial Statements or incurred subsequent to the Parent Accounting Date in the ordinary course of the Parent Business, the Parent has no outstanding indebtedness or liabilities, and any liabilities incurred by the Parent in the ordinary course of business since the Parent Accounting Date have not had a Parent Material Adverse Effect.

(f)	Since the Parent Accounting Date, there have not been:

(i)	any changes in the condition or operations of the business of the Parent, or the assets or financial affairs of the Parent or its Subsidiaries which have caused, individually or in the aggregate, a Parent Material Adverse Effect; or

(ii)	any damage, destruction or loss, labor trouble or other event, development or condition, of any character (whether or not covered by insurance), which has caused or may cause a Parent Material Adverse Effect.

(g)	Since the Parent Accounting Date, and other than as contemplated by this Agreement or set out in Section 5.4(g) of the Parent Disclosure Letter, neither the Parent nor its Subsidiary has:

(i)	transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Parent Financial Statements or cancelled any debts or claims;

(ii)	incurred or assumed any material liability (other than costs incurred in connection with the Merger);

(iii)	discharged or satisfied any Liens, or paid any liabilities, other than current liabilities or the current portion of long term liabilities disclosed in the Parent Financial Statements, or current liabilities incurred since the date thereof in the ordinary course of business;

(iv)	declared, made, or committed itself to make any payment of any dividend or other distribution in respect of any of the Parent Securities, nor has it purchased, redeemed, subdivided, consolidated, or reclassified any of the Parent Securities;

(v)	made any gift of money or of any assets to any Person;

(vi)	purchased or sold any assets;

(vii)	made commitments or agreements for capital expenditures or capital additions or betterments exceeding $50,000;

(viii)	amended or changed, or taken any action to amend or change, its organizational documents;

(ix)	made payments of any kind to or on behalf of either shareholder or any related party of a shareholder, nor under any management agreement, save and except business related expenses in the ordinary course of business and at the regular rates payable;

(x)	created, incurred, assumed or guaranteed any indebtedness for money borrowed, or subjected any of the material assets or properties of the Parent or any of its subsidiaries to any lien of any nature whatsoever;

(xi)	increased the salaries or other compensation of, or made any advance (excluding advances for ordinary and necessary business expenses) or loan to, any of its employees, or made any increase in, or any addition to, other benefits to which any of its employees may be entitled;

(xii)	made or suffered any amendment or termination of any material Contract of the Parent, or cancelled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, other than in the ordinary course of business;

(xiii)	adopted or increased the payments to or benefits under any employee plan; or

(xiv)	authorized or agreed, or otherwise have become committed, to do any of the foregoing.

(h)	Neither the Parent nor its Subsidiary has any guarantees, indemnities or contingent or indirect obligations with respect to the liabilities of any other Person, including any obligation to service the debt of, or otherwise acquire an obligation of, another Person, or to supply funds to, or otherwise maintain any working capital or other balance sheet condition of, any other Person.

(i)	Neither the Parent nor its Subsidiary is a party to, bound by or subject to any Contract or Applicable Law that would be violated or breached by, or under which default would occur, or which could be terminated, cancelled or accelerated, in whole or in part, as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

5.5	Absence of Certain Changes or Events

Since the Parent Accounting Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Parent and its Subsidiary has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any Parent Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect

5.6	Compliance; Permits

(a)	The Parent and its Subsidiary are and have been in compliance with, all Law or Orders applicable to the Parent or its Subsidiary or by which the Parent or its Subsidiary or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No Governmental Entity has issued any notice or notification stating that the Parent or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)	The Parent and its Subsidiary hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Parent or its Subsidiary is pending or, to the Knowledge of the Parent, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent and its Subsidiary is and has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.7	Litigation

There is no Legal Action pending, or to the Knowledge of the Parent, threatened against the Parent or its Subsidiary or any of their respective properties or assets or, to the Knowledge of the Parent, any officer or director of the Parent or its Subsidiary in their capacities as such other than any such Legal Action that:

(a)	does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(b)	does not seek material injunctive or other material non-monetary relief.

None of the Parent or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of the Parent, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Parent, threatened, in each case regarding any accounting practices of the Parent or any of its Subsidiaries or any malfeasance by any officer or director of the Parent.

5.8	Brokers

Except for fees and expenses payable to Klutch in connection with the transactions contemplated herein, the fees and expenses of which will be paid by the Parent, neither the Parent, the Merger Sub, nor any of their respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby for which the Company would be liable in connection the Merger.

5.9	Ownership of Company Shares

Neither the Parent nor any of its Affiliates or Associates “owns” (as defined in Section 203(c)(9) of the DGCL) any Company Shares.

5.10	Intended Tax Treatment

Notwithstanding any other provision in this Agreement, the Parent and the Merger Sub make no representations or warranties with respect to the Tax matters that may arise as a result of the consummation of the Merger and no representation or warranty is given and no indemnity shall be owed under this Agreement with respect to any taxable period (or part thereof) that begins after the Closing.

5.11	Merger Sub

The Merger Sub:

(a)	has engaged in no business activities other than those related to the Transaction; and

(b)	is a direct, wholly-owned Subsidiary of the Parent.

ARTICLE 6

COVENANTS

6.1	Conduct of Business of the Company

During the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), to conduct its business only in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)	amend or propose to amend its Charter Documents;

(b)	(i)	split, combine, or reclassify any Company Securities or Company Subsidiary Securities;

(ii)	repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities or Company Subsidiary Securities; or

(iii)	declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries);

(c)	issue, sell, pledge, dispose of, or encumber any Company Securities or Company Subsidiary Securities, other than the issuance of Company Shares upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms;

(d)	except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement:

(i)	increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice;

(ii)	promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee; or

(iii)	establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(e)	acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $50,000 in the aggregate;

(f)	(i)	transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Company; provided, that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under the Company IP, in each case in the ordinary course of business consistent with past practice; or

(ii)	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(g)	repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(h)	enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material Real Estate hereunder;

(i)	institute, settle, or compromise any Legal Action involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $50,000 in the aggregate, other than:

(i)	any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub; and

(ii)	the settlement of claims, liabilities, or obligations reserved against on the Company Financial Statements; provided, that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(j)	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in IFRS or applicable Law;

(k)	(i)	settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Company Financial Statements;

(ii)	make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting;

(iii)	amend any material Tax Returns or file claims for material Tax refunds; or

(iv)	enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(l)	enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

(m)	except in connection with actions permitted by Section 6.4 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the Transaction;

(n)	abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material Company IP, or grant any right or license to any material Company IP other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

(o)	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(p)	adopt or implement any shareholder rights plan or similar arrangement; or

(q)	agree or commit to do any of the foregoing.

6.2	Conduct of the Business of the Parent

During the period from the date of this Agreement until the Effective Time, the Parent and the Merger Sub Parent shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), to only conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, or as required by applicable Law, the Parent shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)	amend its Charter Documents in a manner that would adversely affect the Company or the holders of Company Shares relative to the other holders of Parent Shares;

(b)	(i)	repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Parent Securities or Parent Subsidiary Securities; or

(ii)	declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c)	issue, sell, pledge, dispose of, or encumber any Parent Securities or Parent Subsidiary Securities, other than:

(i)	the issuance of Parent Shares upon the exercise of any Parent Equity Awards outstanding as of the date of this Agreement in accordance with its terms;

(ii)	the issuance of Parent Shares in connection with or upon the exercise of any Parent Equity Awards granted after the date hereof in the ordinary course of business consistent with past practice; and

(iii)	issuances of Parent Securities in connection with the Concurrent Financing or any outstanding securities convertible into Parent Shares;

(d)	acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person, in each case that would reasonably be expected to prevent, impede, or materially delay the consummation of the Merger or other transactions contemplated hereby;

(e)	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization; or

(f)	agree or commit to do any of the foregoing.

6.3	Access to Information; Confidentiality

(a)	Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article 8, the Company shall, and shall cause its Subsidiaries to, afford to the Parent and the Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

(b)	Confidentiality. Except as and to the extent required by law, none of the Parties will disclose or use, and will direct its Representatives, not to disclose or use any Confidential Information (as defined below) with respect to the other Parties furnished, or to be furnished, by the other Parties or their respective Representatives to the other Parties or their respective Representatives at any time or in any manner other than as may be agreed to by the disclosing Party. For purposes of this Section 6.3, “Confidential Information” means any confidential information about a Party unless:

(i)	such information becomes publicly available through no fault of the receiving Party or its Representatives;

(ii)	the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Merger; or

(iii)	the furnishing or use of such information is required by, or necessary in connection with, legal proceedings.

Upon the written request of a disclosing Party, the receiving Party will promptly return or destroy any Confidential Information in its possession with respect to the disclosing Party and certify in writing to the disclosing Party that it has done so.

The Parent Disclosure Letter and the Company Disclosure Letter and all information contained in each of them is confidential information and may not be disclosed unless:

(iv)	it is required to be disclosed pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or

(v)	a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

6.4	No Solicitation

(a)	Takeover Proposal. Neither the Company, on the one hand, nor the Parent, on the other hand, shall, and each shall cause their respective Subsidiaries and its or its respective Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) not to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 6.4(b):

(i)	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or the Parent or any of their respective Subsidiaries to, afford access to the business, properties, assets, books, or records of the Company or the Parent or any of their respective Subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal;

(ii)	(A)	except where the Company Board or the Parent Board, as applicable, makes a good faith determination, after consultation with its financial advisors and outside legal counsel, that the failure to do so would reasonably be expected to cause it to be in breach of its fiduciary duties, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or the Parent, as applicable, or any of their respective Subsidiaries; or

	(B)	approve any transaction under, or any third party becoming an “interested shareholder” under, Section 203 of the DGCL; or

(iii)	enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Takeover Proposal (each, an “Acquisition Agreement”).

Except as expressly permitted by this Section 6.4(a), the Company Board shall not effect a Company Adverse Recommendation Change. The Company on the one hand, and Parent, on the other hand, shall, and shall cause their respective Subsidiaries and their and their Subsidiaries’ Representatives to cease immediately and cause to be terminated any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or the Parent, as applicable, and any of their respective Subsidiaries that was furnished by or on behalf of such party or its respective Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b)	Superior Proposal. Notwithstanding Section 6.4(a), prior to the receipt of the Requisite Company Vote, the Company Board, directly or indirectly through any Representative, may, subject to Section 6.4(c):

(i)	participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal;

(ii)	thereafter furnish to such third party non-public information relating to such party or any of its respective Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes to the other party);

(iii)	following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change; and/or

(iv)	take any action that any court of competent jurisdiction orders such party to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to cause it to be in breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Party determines, after consultation with its financial advisors and outside legal counsel, that failure to disclose such position would reasonably be expected to cause its board to be in breach of its fiduciary duties under applicable Law.

(c)	Notification to the Parent. The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 6.4(b) unless such Party shall have delivered to the other Party a prior written notice advising the other Party that it intends to take such action. The Company shall notify the other Party promptly (but in no event later than 24 hours) after it obtains Knowledge of the receipt by the such Party (or any of its Representatives) of any Takeover Proposal, any inquiry that could reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to such Party or any of its Subsidiaries or for access to the business, properties, assets, books, or records of such Party or any of its Subsidiaries by any third party. In such notice, such Party shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request, including any proposed financing. Such Party shall keep the other Party fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof. Such Party shall provide the other Party with at least 48 hours prior notice of any meeting of its board of directors, or any committee thereof (or such lesser notice as is provided to the members of such Party’s board of directors or committee thereof) at which such Party’s board of directors, or any committee thereof, is reasonably expected to consider any Takeover Proposal. Such Party shall promptly provide the other Party with a list of any non-public information concerning such Party’s or any of its Subsidiaries’ business, present or future performance, financial condition, or results of operations, provided to any third party, and, to the extent such information has not been previously provided to the other Party, copies of such information.

(d)	Adverse Recommendation Change or Acquisition Agreement. Except as expressly permitted by this Section 6.4, the Company Board shall not effect a Company Adverse Recommendation Change or enter into (or permit any of its respective Subsidiaries to enter into) an Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, the Company Board may effect a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) an Acquisition Agreement that did not result from a material breach of this Section 6.4, if:

(i)	such Party promptly notifies the other Party, in writing, at least five Business Days (the “Superior Proposal Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing one of its Subsidiaries to enter into) an Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that such Party has received a Takeover Proposal that such Party’s board of directors (or a committee thereof) intends to declare a Superior Proposal and that it intends to effect a Company Adverse Recommendation Change and/or such Party intends to enter into an Acquisition Agreement;

(ii)	such Party specifies the identity of the Party making the Superior Proposal and the material terms and conditions thereof in such notice and includes an unredacted copy of the Takeover Proposal and attaches to such notice the most current version of any proposed agreement (which version shall be updated on a prompt basis) and any related documents including financing documents, to the extent provided by the relevant Party in connection with the Superior Proposal;

(iii)	such Party shall, and shall cause its Representatives to, during the Superior Proposal Notice Period, negotiate with the other Party in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if the other Party, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Superior Proposal Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price or financing, the Superior Proposal Notice Period shall be extended, if applicable, to ensure that at least three Business Days remains in the Superior Proposal Notice Period subsequent to the time such Party notifies the other Party of any such material revision (it being understood that there may be multiple extensions)); and

(iv)	such Party’s board of directors (or a committee thereof) determines in good faith, after consulting with its financial advisors and outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal (after taking into account any adjustments made by the other Party during the Superior Proposal Notice Period in the terms and conditions of this Agreement) and that the failure to take such action would reasonably be expected to cause its board to be in breach of its fiduciary duties under applicable Law.

6.5	Company Shareholder Meeting

The Company shall take (or shall have taken) all action necessary to duly call, give notice of, convene, and hold the Company Shareholder Meeting or to obtain the written consent from the Company Securityholders for the Company Arrangement Resolution prior to or as soon as reasonably practicable after the execution and delivery of this Agreement. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 6.4 hereof, if applicable the meeting materials shall include the Company Board Recommendation. Subject to Section 6.4 hereof, the Company shall use reasonable best efforts to:

(a)	solicit from the Company securityholders proxies or written consent in favor of the adoption of this Agreement and approval of the Transaction, including the Merger and the Arrangement; and

(b)	take all other action necessary or advisable to secure the vote or written consent of the Company Securityholders required by applicable Law to obtain such approval. The Company shall keep the Parent and the Merger Sub updated with respect to the votes or written consents obtained as requested by the Parent or the Merger Sub. Once the Company Shareholder Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholder Meeting without the consent of Parent (other than:

(i)	in order to obtain a quorum of its shareholders; or

(ii)	as reasonably determined by the Company to comply with applicable Law).

6.6	The Company Circular

(a)	Subject to Parent’s compliance with Section 6.6(d), the Company shall promptly prepare and complete, in consultation with the Parent, the Company Circular together with any other documents required by Law in connection with the Company Shareholder Meeting and the Arrangement, and the Company shall, promptly after the Parent has obtained the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Securityholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Shareholder Meeting to be held timely as contemplated in Section 6.5 of this Agreement.

(b)	The Company shall ensure that the Company Circular complies in material respects with the Law and the Interim Order, does not contain any misrepresentation relating to the Company and provides the Company Securityholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Shareholder Meeting. Without limiting the generality of the foregoing, the Company Circular must include:

(i)	a statement that the Company Board has unanimously determined that the Arrangement is in the best interests of the Company and recommends that the Company Securityholders vote in favor of the Arrangement; and

(ii)	a written copy of the Fairness Opinion.

(c)	The Company shall give Parent and its legal counsel a reasonable opportunity to review and comment on the Company Circular and other related documents, and shall give reasonable consideration to any comments made by Parent and its counsel, and agrees that all information relating solely to Parent included in the Company Circular must be in a form and content satisfactory to Parent, acting reasonably.

(d)	The Parent shall provide all necessary information concerning the Parent and its affiliates that is required by Law to be included in the Company Circular or amendments or supplements or other related documents to the Company in writing, use best efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor and shall ensure that such information does not contain any misrepresentation concerning Parent, its Subsidiaries and the Parent Shares.

(e)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Securityholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Authority as required.

6.7	The Parent Shareholder Meeting

(a)	Subject to the terms of this Agreement, Parent shall:

(i)	convene and conduct the Parent Shareholder Meeting in accordance with the Interim Order, the Parent’s Constating Documents and applicable Law as soon as reasonably practicable for the purpose of considering the Arrangement Resolution, the Parent Restructuring and for any other proper purpose as may be set out in the Parent Circular and agreed to by the Company, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Parent Shareholder Meeting without the prior written consent of the Company, except in the case of an adjournment, as required for quorum purposes, if required by applicable Law;

(ii)	solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Parent Shareholder that is inconsistent with the Arrangement Resolution and the completion of all or any part of the Transaction as contemplated by this Agreement, including, if so requested by the Company, acting reasonably, using dealer and proxy solicitation services firms, provided that the Company shall reimburse the Parent for any fees or expenses incurred in connection therewith, and cooperating with any Persons engaged by Parent to solicit proxies in favor of the approval of the Arrangement Resolution;

(iii)	provide the Company with copies of or access to information regarding the Parent Shareholder Meeting generated by any dealer or services firm, as requested from time to time by the Company;

(iv)	consult with the Company in fixing the date of the Parent Shareholder Meeting, give notice to the Company of the Parent Shareholder Meeting and allow the Company’s representatives and legal counsel to attend the Parent Shareholder Meeting, subject to any COVID-19 restrictions that are applicable to all attendees;

(v)	promptly advise the Company, at such times as the Company may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Parent Shareholder Meeting, as to the aggregate tally of the proxies received by Parent in respect of the Arrangement Resolution; and

(vi)	not change the record date for the Parent Securityholders entitled to vote at the Parent Shareholder Meeting in connection with any adjournment or postponement of the Parent Shareholder Meeting unless required by Law.

6.8	The Parent Circular

(a)	Subject to the Company’s compliance with Section 6.8(d), the Parent shall promptly prepare and complete, in consultation with the Company, the Parent Circular together with any other documents required by applicable Law in connection with the Parent Shareholder Meeting and the Arrangement, and Parent shall, promptly after obtaining the Interim Order, cause the Parent Circular and such other documents to be filed and sent to each Parent Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Parent Shareholder Meeting to be held by the date specified in Section 6.7(a).

(b)	The Parent shall ensure that the Parent Circular complies in material respects with the Law and the Interim Order, does not contain any misrepresentation relating to Parent and provides the Parent Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Parent Shareholder Meeting. Without limiting the generality of the foregoing, the Parent Circular must include:

(i)	a statement that the Parent Board has unanimously determined that the Arrangement Resolution is in the best interests of Parent and recommends that the Parent Shareholders vote in favor of the Arrangement Resolution (the “Parent Board Recommendation”); and

(ii)	a written copy of the Fairness Opinion.

(c)	The Parent shall give the Company and its legal counsel a reasonable opportunity to review and comment on the Parent Circular and other related documents, and shall give reasonable consideration to any comments made by the Company and its counsel, and agrees that all information relating solely to the Company included in the Parent Circular must be in a form and content satisfactory to the Company, acting reasonably.

(d)	The Company shall provide all necessary information concerning the Company and its affiliates that is required by Law to be included in the Parent Circular or amendments or supplements or other related documents to Parent in writing, use best efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Parent Circular and to the identification in the Parent Circular of each such advisor and shall ensure that such information does not contain any misrepresentation concerning the Company, its Subsidiaries and the Company Shares.

(e)	Each Party shall promptly notify the other Party if it becomes aware that the Parent Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Parent shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Parent Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Authority as required.

6.9	Approval by Sole Shareholder of the Merger Sub

Prior to or immediately following the execution and delivery of this Agreement, the Parent, as sole shareholder of the Merger Sub, shall adopt this Agreement and approve the Merger and the Arrangement, in accordance with the DGCL.

6.10	Notices of Certain Events

Subject to applicable Law, the Company shall notify the Parent and the Merger Sub, and the Parent and the Merger Sub shall notify the Company, promptly of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transaction;

(b)	any notice or other communication from any Governmental Entity in connection with the Transaction; and

(c)	any event, change, or effect between the date of this Agreement and the Effective Time which individually or in the aggregate causes or is reasonably likely to cause or constitute:

(i)	a material breach of any of its representations, warranties, or covenants contained herein; or

(ii)	the failure of any of the conditions set forth in Article 7 of this Agreement to be satisfied;

provided that, the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the Party receiving such notice.

6.11	Employees; Benefit Plans

(a)	Comparable Salary and Benefits. During the period commencing at the Effective Time and ending on the date which is twelve months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, the Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, substantially comparable to the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Company and its Subsidiaries on the date of this Agreement.

(b)	Crediting Service. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by the Parent or any of its Subsidiaries, excluding any retiree health plans or programs maintained by the Parent or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by the Parent or any of its Subsidiaries, and any equity compensation arrangements maintained by the Parent or its Subsidiary (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, the Parent shall, or shall cause the Surviving Corporation to, credit all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that:

(i)	such crediting would result in a duplication of benefits; or

(ii)	such service was not credited under the corresponding Company Employee Plan.

(c)	Termination of Benefit Plans. Effective no later than the day immediately preceding the Closing Date, the Company shall terminate any Company Employee Plans maintained by the Company or its Subsidiaries that the Parent has reasonably requested to be terminated by providing a written notice to the Company at least ten (10) days prior to the Closing Date; provided, that such Company Employee Plans can be terminated in accordance with their terms and applicable Law without any adverse consequences with respect to any Company ERISA Affiliate and provided further, such termination may but need not be contingent upon the occurrence of Closing. No later than the day immediately preceding the Closing Date, the Company shall provide the Parent with evidence that such Company Employee Plans have been terminated, contingently or otherwise.

(d)	Employees Not Third-Party Beneficiaries. This Section 6.11 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 6.11, express or implied, shall confer upon any Company Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.11. Nothing contained herein, express or implied:

(i)	shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement;

(ii)	shall alter or limit the ability of the Surviving Corporation, Parent, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or

(iii)	shall prevent the Surviving Corporation, Parent, or any of their respective Affiliates from terminating the employment of any Company Continuing Employee following the Effective Time.

The Parties acknowledge and agree that the terms set forth in this Section 6.11 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Corporation, the Parent, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Company Employee and the Surviving Corporation.

(e)	Prior Written Consent. With respect to matters described in this Section 6.11, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent.

6.12	Directors’ and Officers’ Indemnification and Insurance

(a)	Indemnification. The Parent and the Merger Sub agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Charter Documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 4.17(b) of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of two years from the Effective Time, the Surviving Corporation shall, and the Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the Charter Documents of the Company as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.

(b)	Survival. The obligations of the Parent, the Merger Sub, and the Surviving Corporation under this Section 6.12 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.12 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.12 applies shall be third party beneficiaries of this Section 6.12, each of whom may enforce the provisions of this Section 6.12).

(c)	Assumptions by Successors and Assigns; No Release or Waiver. In the event the Parent, the Surviving Corporation, or any of their respective successors or assigns:

(i)	consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or

(ii)	transfers all or substantially all of its properties and assets to any Person,

then, and in either such case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.12. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 6.12 is not prior to, or in substitution for, any such claims under any such policies.

6.13	Concurrent Financing

Prior to or concurrently with the Closing, Finco shall complete a private placement of securities of Finco (the “Concurrent Financing”) to raise minimum gross proceeds of $5,000,000 (inclusive of any amounts raised in the CF Financing), with the financing to be priced (the “Financing Price”) at a valuation of the Company equal to a minimum of $1.23 per Parent Share, and on such other terms as mutually agreed to by the Parent and the Company. Finco shall issue Subscription Receipts which will be converted into Finco Shares, without payment of any additional consideration, in accordance with the terms of the Subscription Receipt Certificate.

6.14	Bridge Loan

The Parent agrees that within ten (10) days of the execution of this Agreement, it shall, subject to the execution of applicable loan documentation, enter into an agreement (the “Bridge Loan Agreement”) with the Company and Klutch, or an affiliate of Klutch, whereby Klutch or such affiliate will advance, or cause to be advanced, a bridge loan in the minimum amount of $2,000,000 (the “Bridge Loan”) to the Company on such other terms and conditions to be set out in the Bridge Loan Agreement, which agreement and other documentation shall be in the form substantially the same as the Loan Agreement executed in connection with the prior bridge loan of $1,000,000 provided by Klutch to the Company (the “Prior Installment”). The Parent agrees that, on Closing, the Bridge Loan and Prior Installment shall automatically convert into Parent Units at a conversion price of $0.68 per Parent Unit and the accrued interest will be waived if the Merger is completed within 120 days of the date of the execution of this Agreement.

6.15	Performance Shares

On Closing, the Parent shall issue the following Parent Shares (collectively, the “Performance Shares”):

(a)	the Parent shall issue an aggregate of 3,000,000 Performance Shares to Klutch, or an affiliate of Klutch, as follows:

(i)	1,000,000 Performance Shares which are subject to escrow until completion of the Concurrent Financing and the listing of the Parent Shares on the Exchange; and

(ii)	2,000,000 Performance Shares which are subject to escrow until completion, within twelve months of the Listing Date, by the Parent of a financing of a minimum aggregate of $7,000,000 (excluding the proceeds from the Concurrent Financing) at a valuation of the Company equal to a minimum of $50,000,000; and

(b)	the Parent shall grant an aggregate of 5,000,000 Performance Shares to Karrie and Todd, to be allocated between them in such proportions as they determine prior to Closing, as follows:

(i)	2,500,000 Performance Shares which are subject to escrow until the Parent achieves $10,000,000 in Trailing Gross Sales in any Performance Period;

(ii)	1,000,000 Performance Shares which are subject to escrow until the Parent achieves $15,000,000 in Trailing Gross Sales in any Performance Period;

(iii)	1,000,000 Performance Shares which are subject to escrow until the Parent achieves $20,000,000 in Trailing Gross Sales in any Performance Period; and

(iv)	500,000 Performance Shares which are subject to escrow until the Parent achieves $25,000,000 in Trailing Gross Sales in any Performance Period.

6.16	Reimbursement of Expenses

At Closing, the Parent shall reimburse Klutch for its reasonable Expenses incurred in connection with the negotiation of this Agreement and the consummation of the Merger, up to a maximum of $150,000.

6.17	Marketing

On or before the Closing, the Parent and the Company will agree on a budget of a minimum of $2,000,000 for marketing activities to be expended within 12 months of the Closing as directed by the Parent and as agreed to by Klutch.

6.18	Parent Equity Incentive Plan

On or before the Closing, the Parent agrees to adopt the Parent Equity Incentive Plan which provides for a grant of stock options of up to 10% of the issued and outstanding Parent Shares, with such options subject to a vesting schedule to be determined by the Parent Board and with such plan compliant with the rules of the Exchange.

6.19	Reasonable Best Efforts

(a)	Governmental and Other Third-Party Approval; Cooperation and Notification. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.19), each of the Parties shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, as promptly as reasonably practicable (and in any event no later than the End Date), the Merger and the other transactions contemplated hereby, including:

(i)	the obtaining of all necessary Permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations, filings, and notifications (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities;

(ii)	the obtaining of all necessary consents or waivers from third-parties; and

(iii)	the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. The Company and the Parent shall, subject to applicable Law, promptly:

(A)	cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above; and

(B)	supply the other with any information that may be reasonably required in order to effectuate the taking of such actions.

Each Party shall promptly inform the other Party or Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated hereby. If the Company, on the one hand, or the Parent or the Merger Sub, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other Party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated hereby. Neither the Parent nor the Company shall commit to or agree (or permit any of their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll, or extend any applicable waiting period under the HSR Act or other applicable Antitrust Law, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).

(b)	Governmental Antitrust Authorities. Without limiting the generality of the undertakings pursuant to Section 6.19(a) hereof, the Parties shall:

(i)	provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Law (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper, or advisable to permit consummation of the Transaction, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Law as promptly as practicable following the date of this Agreement (provided, that in the case of the filing under the HSR Act, such filing shall be made within thirty (30) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Law; and

(ii)	subject to the terms set forth in Section 6.19(c) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the Transaction by any Governmental Entity or expiration of applicable waiting periods.

(c)	Actions or Proceedings. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with the Parent and the Merger Sub and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Transaction. Notwithstanding anything in this Agreement to the contrary, none of the Parent, the Merger Sub, or any of their respective Affiliates shall be required to defend, contest, or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed, or overturned any Order, in connection with the Transaction.

(d)	No Divestitures; Other Limitations. Notwithstanding anything to the contrary set forth in this Agreement, none of the Parent, the Merger Sub, or any of their respective Subsidiaries shall be required to, and the Company may not, without the prior written consent of the Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or Order to:

(i)	sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Company, the Surviving Corporation, the Parent, the Merger Sub, or any of their respective Subsidiaries;

(ii)	conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of the Company, the Surviving Corporation, the Parent, the Merger Sub, or any of their respective Subsidiaries in any manner; or

(iii)	impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, the Parent, the Merger Sub, or any of their respective Subsidiaries;

provided, that if requested by the Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order is only binding on the Company in the event the Closing occurs.

6.20	Public Announcements

The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and the Parent. Thereafter, each of the Company and the Parent agrees that no public release, statement, announcement, or other disclosure concerning the Merger and the other transactions contemplated hereby shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by:

(a)	applicable Law;

(b)	court process;

(c)	the rules or regulations of the Exchange; or

(d)	any Governmental Entity to which the relevant Party is subject or submits;

provided, in each such case, that the Party making the release, statement, announcement, or other disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release, statement, announcement, or other disclosure in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 6.20 shall not apply to any release, statement, announcement, or other disclosure made with respect to:

(i)	in the case of the Company, a Company Adverse Recommendation Change issued or made in compliance with Section 6.4;

(ii)	any other disclosures issued or made in compliance with Section 6.4; or

(iii)	the Merger and the other transactions contemplated hereby that is substantially similar (and identical in any material respect) to those in a previous release, statement, announcement, or other disclosure made by the Company or Parent in accordance with this Section 6.20.

6.21	Anti-Takeover Statutes

If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to the Parent, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and the Parent and the Parent Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti- takeover Law inapplicable to the foregoing.

6.22	Stock Exchange Matters

The Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the Merger (including Parent Shares to be reserved for issuance upon exercise of Parent Stock Options and Parent Restricted Shares; in each case, to be issued pursuant to Section 3.6) to be listed on the Exchange (or such other stock exchange as may be mutually agreed upon by the Company and the Parent), subject to official notice of issuance, prior to the Effective Time.

6.23	Certain Tax Matters

Each of the Company and the Parent shall (and the Company and the Parent shall cause their respective Subsidiaries to) use its reasonable best efforts to not take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

6.24	Shareholder Litigation

The Company shall promptly advise the Parent in writing after becoming aware of any Legal Action commenced, or to the Company’s Knowledge threatened, against the Company or any of its directors by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger and the other transactions contemplated hereby) and shall keep the Parent reasonably informed regarding any such Legal Action. The Company shall:

(a)	give the Parent the opportunity to participate in the defense and settlement of any such shareholder litigation;

(b)	keep the Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any such shareholder litigation, and provide the Parent with the opportunity to consult with the Company regarding the defense of any such litigation, which advice the Company shall consider in good faith; and

(c)	not settle any such shareholder litigation without the prior written consent of the Parent (which consent shall not be unreasonably withheld, delayed, or conditioned).

6.25	Obligations of the Merger Sub

The Parent will take all action necessary to cause the Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.26	Directors and Officers of the Parent

(a)	At Closing, the Parent will cause the Parent Board to consist of five directors, of which three will be nominees of the Principal Shareholders, and two will be, at Klutch’s option, nominees of Klutch (each a “Klutch Representative”). If Klutch elects not to nominate one or both of the Klutch Representatives at or prior to Closing, Klutch may appoint the Klutch Representatives in accordance with Section 6.26(c).

(b)	At Closing, the Parent will cause the officers of the Parent to consist of Todd Gibson as the Chief Executive Officer, Karrie Gibson as the Chief Operating Officer, a Chief Financial Officer to be named by the Company and agreed to by the Parent, and such other persons as are mutually determined by the Company and the Parent.

(c)	Subject to compliance with applicable Laws and the Charter Documents of the Parent, from and after the Closing Date and until the date that is three (3) years after the Closing Date, Klutch shall be entitled (but not obliged), to nominate the Klutch Representatives to the board of directors of the Parent. The Parent will compensate the Klutch Representatives in a manner which is no less favourable than the manner in which they compensate the other directors (excluding grants of stock options). Klutch may give written notice to the Parent at any time and from time to time identifying the individuals Klutch intends to nominate as its Klutch Representatives. In such event and subject to this Section 6.26(c), the Parent shall within 10 Business Days following receipt of such notice, cause the individuals nominated as Klutch Representatives to be elected or appointed to the Parent Board in any manner permitted by Law and by the Charter Documents of the Parent. Unless and until Klutch gives notice to the Parent nominating new individuals to replace incumbent Klutch Representatives on the Parent Board, the Parent will continue to include the incumbent Klutch Representatives among the management nominees for election to the Parent Board at each meeting of shareholders of the Parent at which directors are to be elected. For clarity, however, and notwithstanding anything to the contrary, there shall not be more than two Klutch Representatives concurrently serving on the Parent Board. The Parent shall have no obligation to cause the election or appointment of any new individual to replace any of the incumbent Klutch Representatives until 10 days following the later of (i) the date of the receipt of the written notice to the Parent identifying the individual(s) Klutch intends to nominate as its new Klutch Representative or (ii) the date the incumbent Klutch Representative has resigned creating a vacancy for the election or appointment of the new Klutch Representative.

6.27	Further Assurances

At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or the Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or the Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 7

CONDITIONS

7.1	Conditions to Each Party’s Obligation to Effect the Merger

The respective obligations of each Party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing of each of the following conditions:

(a)	Company Securityholder Approval. This Agreement and the Transaction will have been duly adopted and approved by the Requisite Company Vote.

(b)	Parent Shareholder Approval. This Agreement and the Transaction will have duly adopted and approved by the Parent Shareholders at the Parent Shareholder Meeting.

(c)	Final Order. The Court shall have issued the Final Order.

(d)	Listing. The Parent Shares, including the Parent Shares issuable as the Merger Consideration pursuant to this Agreement, shall have been approved for listing on the Exchange subject to official notice of issuance.

(e)	Concurrent Financing. Finco shall have completed the Concurrent Financing.

(f)	Dissenting Shares. The number of Dissenting Shares that are the subject of Appraisal Demand Notices that have not been withdrawn shall not exceed 5% of the total number of shares of the Company Shares issued and outstanding prior to the Effective Time.

(g)	Regulatory Approvals. All waiting periods applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or been terminated and all required filings shall have been made and all required approvals obtained (or waiting periods expired or terminated) under applicable Antitrust Law.

(h)	No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any Party shall have enacted, issued, promulgated, enforced, or entered any Law or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the issuance of the Merger Consideration, or the other transactions contemplated hereby.

(i)	Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 4.5(c) of this Agreement and Section 4.5(c) of the Company Disclosure Letter and Section 5.3(c) of this Agreement and required to consummate the Merger, the issuance of the Merger Consideration, and the other transactions contemplated hereby (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the final approval from the Exchange) shall have been obtained, free of any condition that would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect.

7.2	Conditions to Obligations of Parent and the Merger Sub

The obligations of the Parent and the Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Parent and the Merger Sub on or prior to the Closing of the following conditions:

(a)	Representations and Warranties

(i)	The representations and warranties of the Company (other than in Sections 4.1(a), 4.2, 4.5(a), 4.5(b), 4.5(d), 4.5(e), 4.7(a) and 4.12) set forth in Article 4 of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)	The representations and warranties of the Company contained in Section 4.2 shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and (iii) the representations and warranties contained in Sections 4.1(a), 4.5(a), 4.5(b), 4.5(d), 4.5(e), 4.7(a) and 4.12 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b)	Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(c)	Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)	Closing Liabilities. On Closing, the Company shall have total Liabilities not exceeding $2,500,000 (excluding the Bridge Loan).

(e)	Company Shares. Immediately before the Closing, the Company shall have no more than 32,544,609 Company Shares issued and outstanding, excluding those shares issued in connection with the CF Financing.

(f)	Employment Agreements. On Closing, the Parent or the Company shall have entered into employment agreements with each of Todd as Chief Executive Officer, Karrie as Chief Operating Officer, Seth Smith as Vice President of Sales and Brian Neumann as Chief Marketing Officer, in a form to be agreed upon by the Parent, acting reasonably.

(g)	Due Diligence. The Parent and its solicitors having had a reasonable opportunity to perform the searches and other due diligence reasonable or customary in a transaction of a similar nature to that contemplated herein and that both the Parent and its solicitors are satisfied with the results of such due diligence.

(h)	Legal Opinion. The Company shall have provided a satisfactory legal opinion being available from legal counsel for the Company and/or the Principal Shareholders as to the due existence of qualification, of the Company and the Principal Shareholders (as applicable) and their respective authority to enter into, execute and perform the agreements in connection with the Transaction.

(i)	Financial Statements. The Company shall have obtained audited financial statements for its last three fiscal years.

(j)	Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Sections 7.2(a), 7.2(b), 7.2(c) and 7.2(d) hereof.

7.3	Conditions to Obligation of the Company

The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing of the following conditions:

(a)	Representations and Warranties

(i)	The representations and warranties of Parent and the Merger Sub (other than in Sections 5.1(a), 5.2, 5.3(a), 5.3(b), 5.3(d), 5.5, 5.8 and 5.9) set forth in Article 5 of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii)	the representations and warranties of Parent and the Merger Sub contained in Section 5.2(a) will be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).

(iii)	the representations and warranties contained in Section 5.1(a), Section 5.3(a), Section 5.3(b), Section 5.3(d), Section 5.5, Section 5.8 and Section 5.9 shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b)	Performance of Covenants. The Parent and the Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.

(c)	Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)	Closing Cash Balance, Liabilities and Parent Shares. The Parent

(i)	shall have a cash balance of not less than $1,000,000, excluding any proceeds raised from the Concurrent Financing, on Closing or shall have cash in trust in connection with the exercise of outstanding share purchase warrants of the Parent which will be exercised within three (3) days of the Closing;

(ii)	on Closing, shall not have any Liabilities, other than Liabilities for accounts payable incurred in the ordinary course of business which will not exceed $100,000; and

(iii)	on Closing, shall have no more than 8,000,000 Parent Shares issued and outstanding, excluding any Parent Shares issued in connection with the Concurrent Financing.

(e)	Due Diligence. The Company and its solicitors having had a reasonable opportunity to perform the searches and other due diligence reasonable or customary in a transaction of a similar nature to that contemplated herein and that both the Company and its solicitors are satisfied with the results of such due diligence.

(f)	Legal Opinion. The Parent shall have provided a satisfactory legal opinion being available from legal counsel for the Parent as to the due existence of qualification, of the Parent and its respective authority to enter into, execute and perform the agreements in connection with the Transaction.

(g)	Indemnification. The Parent agreeing to indemnify, defend and hold harmless the Company against any losses, claims, damages, liabilities and/or expenses (including any legal or other expenses reasonably incurred in investigating or defending any action or claim in respect thereof) of which the Company or such officer, director or controlling person of the Company may become subject under any applicable provincial, state or federal securities Law and regulations, solely because of actions of the Parent prior to, or in connection with, the Closing.

(h)	Officers Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Sections 7.3(a), 7.3(b), 7.3(c) and 7.3(d).

7.4	Frustration of Closing Conditions

Neither the Company, the Parent, or the Merger Sub may rely, as a basis for not consummating the Merger or the other transactions contemplated hereby, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE 8

TERMINATION, AMENDMENT, AND WAIVER

8.1	Termination by Mutual Consent

This Agreement may be terminated at any time prior to the Closing (whether before or after the receipt of the Requisite Company Vote) by the mutual written consent of the Parent and the Company.

8.2	Termination by Either Parent or the Company

This Agreement may be terminated by either the Parent or the Company at any time prior to the Closing (whether before or after the receipt of the Requisite Company Vote):

(a)	if the Merger has not been consummated on or before September 30, 2022 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or primarily resulted in, the failure of the Merger to be consummated on or before the End Date;

(b)	if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the issuance of the Merger Consideration, or the other transactions contemplated hereby, and such Law or Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any Party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;

(c)	if this Agreement has been submitted to the Company Securityholders for adoption at a duly convened Company Shareholder Meeting and the Requisite Company Vote shall not have been obtained at such meeting (unless such Company Shareholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(d)	if the number of Dissenting Shares that are the subject of Appraisal Demand Notices that have not been withdrawn exceeds 5% of the total number of shares of the Company Shares issued and outstanding.

8.3	Termination by Parent

This Agreement may be terminated by the Parent at any time prior to the Closing:

(a)	if the Parent Board authorizes the Parent, to the extent permitted by and subject to full compliance with the applicable terms and conditions of this Agreement, including Section 6.4 hereof, to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided further, that in the event of such termination, the Parent substantially concurrently enters into such Acquisition Agreement;

(b)	if:

(i)	a Company Adverse Recommendation Change shall have occurred or the Company shall have approved or adopted, or recommended the approval or adoption of, any Company Acquisition Agreement; or

(ii)	the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 6.4; or

(c)	if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.2(a) or Section 7.2(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that the Parent shall have given the Company at least 30 days written notice prior to such termination stating the Parent’s intention to terminate this Agreement pursuant to this Section 8.3(c); provided further, that the Parent shall not have the right to terminate this Agreement pursuant to this Section 8.3(c) if the Parent or the Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder that would cause any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied.

8.4	Termination by the Company

This Agreement may be terminated by the Company at any time prior to the Closing:

(a)	if prior to the receipt of the Requisite Company Vote at the Company Shareholder Meeting, the Company Board authorizes the Company, to the extent permitted by and subject to full compliance with the applicable terms and conditions of this Agreement, including Section 6.4 hereof, to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided further, that in the event of such termination, the Company substantially concurrently enters into such Acquisition Agreement; or

(b)	if:

(i)	the Parent shall have approved or adopted, or recommended the approval or adoption of, any Parent Acquisition Agreement; or

(ii)	Parent shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 6.4; or

(c)	if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Parent or the Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.3(a) or Section 7.3(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that the Company shall have given the Parent at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4(c); provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder that would cause any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied.

8.5	Notice of Termination; Effect of Termination

The Party desiring to terminate this Agreement pursuant to this Article 8 (other than pursuant to Section 8.1) shall deliver written notice of such termination to each other Party specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5 shall be effective immediately upon delivery of such written notice to the other Party. If this Agreement is terminated pursuant to this Article 8, it will become void and of no further force and effect, with no liability on the part of any Party to this Agreement (or any shareholder, director, officer, employee, agent, or Representative of such Party) to any other Party, except:

(a)	with respect to Section 6.3(b), this Sections 8.5 and 8.6 and Article 9 (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and

(b)	with respect to any liabilities or damages incurred or suffered by a Party, to the extent such liabilities or damages were the result of fraud or the breach by another Party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

8.6	Fees and Expenses Following Termination

Except as set forth herein, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such Expenses.

8.7	Amendment

At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the Parties; provided, however, that:

(a)	following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Company Shares without such approval; and

(b)	there shall be no amendment or supplement to the provisions of this Agreement which by Law would require approval by the holders of Parent Shares without such approval.

8.8	Extension; Waiver

At any time prior to the Effective Time, the Parent or the Merger Sub, on the one hand, or the Company, on the other hand, may:

(a)	extend the time for the performance of any of the obligations of the other Party(ies);

(b)	waive any inaccuracies in the representations and warranties of the other Party(ies) contained in this Agreement or in any document delivered under this Agreement; or

(c)	unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement.

Any agreement on the part of a Party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE 9

MISCELLANEOUS

9.1	Definitions

For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in all material respects to a Party hereof than those contained in this Agreement.

“Acquisition Agreement” has the meaning set forth in Section 6.4(a).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).

“Agreement” has the meaning set forth in the Preamble.

“Amalco” has the meaning set forth in Section 1.2.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalgamation” has the meaning set forth in the Recitals to this Agreement.

“Antitrust Law” has the meaning set forth in Section 4.5(c).

“Appraisal Demand Notice” has the meaning set forth in Section 3.8.

“Appraisal Rights Provisions” has the meaning set forth in Section 3.8.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or supplement thereto made in accordance with this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Effective Date” means the date the Arrangement becomes effective as agreed to by the Parties in accordance with the Final Order.

“Arrangement Effective Time” means 12:01 a.m. Vancouver time on the Arrangement Effective Date.

“Arrangement Filings” means the filings, if any, that may be required under Section 292 of the BCBCA to be made by Parent with the Registrar in order for the Arrangement to be effective.

“Arrangement Resolution” means the Special Resolution of the Parent Shareholders approving the Arrangement and presented at the Parent Shareholder Meeting in a form to be agreed to by the Parent and the Company.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Associate” has the meaning set forth in Section 203(c)(2) of the DGCL.

“BCSC” means the British Columbia Securities Commission.

“Bridge Loan” has the meaning set forth in Section 6.14.

“Bridge Loan Agreement” has the meaning set forth in Section 6.14.

“Bridge Warrants” means the share purchase warrants to be issued upon conversion of the Bridge Loan.

“Book-Entry Share” has the meaning set forth in Section 3.1(c).

“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in Vancouver, British Columbia or Scottsdale, Arizona are authorized or required by Law or other governmental action to close.

“Canadian Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada.

“Canadian Securities Law” means the Securities Act (BC), together with all other applicable provincial securities Law, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Cancelled Shares” has the meaning set forth in Section 3.1(a).

“Certificate” has the meaning set forth in Section 3.1(c).

“Certificate of Merger” has the meaning set forth in Section 1.6.

“CF Financing” means the crowd funding to be conducted by the Company using Start Engine.

“Charter Documents” means:

(a)	with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaw thereof;

(b)	with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof;

(c)	with respect to a partnership, the certificate of formation and the partnership agreement; and

(d)	with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Closing” has the meaning set forth in Section 1.5.

“Closing Date” has the meaning set forth in Section 1.5.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Accounting Date” means December 31, 2021.

“Company Adverse Recommendation Change” means the Company Board:

(a)	failing to make, withdraw, amend, modify, or materially qualify, in a manner adverse to Parent, the Company Board Recommendation;

(b)	failing to include the Company Board Recommendation in the materials that are mailed to the Company’s shareholders in connection with the Company Shareholder Meeting;

(c)	recommending a Takeover Proposal;

(d)	failing to recommend against acceptance of any tender offer or exchange offer for the Company Shares within ten Business Days after the commencement of such offer;

(e)	failing to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal;

(f)	making any public statement inconsistent with the Company Board Recommendation; or

(g)	resolving or agreeing to take any of the foregoing actions.

“Company Arrangement Resolution” means the resolution of the Company Securityholders approving the Merger and the Arrangement as presented at the Company Shareholder Meeting in a form to be agreed to by the Parent and the Company.

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 4.5(d).

“Company Circular” means the management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular (and including a Transmittal Letter for subsequent submission to the Depositary), to be submitted to and approved by the Court in the Interim Order and, if and to the extent required, to be sent to the Company Securityholders in connection with the Company Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Continuing Employees” has the meaning set forth in Section 6.11(a).

“Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Employee” has the meaning set forth in Section 4.14(a).

“Company Employee Plans” has the meaning set forth in Section 4.14(a).

“Company Equity Award” means a Company Stock Option or a Company Restricted Share granted under one of the Company Stock Plans, as the case may be.

“Company ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Company Financial Statements” has the meaning set forth in Section 4.6.

“Company IP” has the meaning set forth in Section 4.9(b).

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud- based or other third-party service providers) by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect, or change (each, an “Effect”) that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to:

(a)	the business, results of operations, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole; or

(b)	the ability of the Company to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that, a Company Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from:

(i)	changes generally affecting the economy, financial or securities markets, or political conditions;

(ii)	the execution and delivery, announcement, or pendency of the Transaction, including the impact thereof on relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement);

(iii)	any changes in applicable Law or IFRS or GAAP, if and as applicable, or other applicable accounting standards;

(iv)	acts of war, sabotage, or terrorism, military actions, or the escalation thereof;

(v)	natural disasters, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States);

(vi)	general conditions in the industry in which the Company and its Subsidiaries operate;

(vii)	any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or

(viii)	actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Parent’s consent; provided further, however, that any Effect referred to in clauses (i), (iii), (iv), (v) or (vi) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Material Contract” has the meaning set forth in Section 4.17(a).

“Company Optionholders” means all of the holders of Company Stock Options.

“Company-Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Restricted Share” has the meaning set forth in Section 3.6(b).

“Company Securities” has the meaning set forth in Section 4.2(b)(ii).

“Company Securityholders” means the Company Shareholders and the Company Optionholders.

“Company Shareholders” means the holders of the Company Shares.

“Company Shareholder Meeting” means the special meeting of the Company Securityholders to be held to consider the adoption of this Agreement and the approval of the Merger and the Arrangement, or the written consent in lieu of a meeting (subject to the requirements of DGCL).

“Company Shares” means, collectively, the shares of Voting Common Stock - Class A, the shares of Voting Common Stock – Class B, the shares of Non-Voting Common Stock Class D-1, the shares of Non-Voting Common Stock Class D-2, the shares of Non-Voting Common Stock Class 2020-1 and the shares of Non-Voting Common Stock Class 2022-1 of the Company.

“Company Stock Option” has the meaning set forth in Section 3.6(a).

“Company Stock Plans” means the Yerbaé LLC 2017 Equity Appreciation Plan and the Yerbaé Brands Co. 2022 Stock Option Plan.

“Company Subsidiary Securities” has the meaning set forth in Section 4.2(d).

“Concurrent Financing” has the meaning set forth in Section 6.13.

“Consent” has the meaning set forth in Section 4.5(c).

“Consideration Shares” means the Parent Shares (being the Amalco Shares after completion of the Amalgamation) to be issued to the Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement and the Merger.

“Constating Documents” means notice of articles, amalgamation, or continuation (or the equivalent), as applicable, and articles and all amendments to such articles.

“Contracts” means any legally binding contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral, to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Odyssey Trust Company, or any other depositary or trust company, bank or financial institution agreed to between Parent and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“DGCL” has the meaning set forth in the Recitals.

“Dissent Rights” means the rights of dissent exercisable by Parent Shareholders in respect of the Arrangement Resolution as described in the Plan of Arrangement or the rights of dissent exercisable by Company Shareholders in respect of the Merger, as applicable.

“Dissenting Shares” has the meaning set forth in Section 3.8.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect”.

“Effective Time” has the meaning set forth in Section 1.6.

“End Date” has the meaning set forth in Section 8.2(a).

“Environmental Law” means any applicable Law, and any Order or binding agreement with any Governmental Entity:

(a)	relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or

(b)	concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange” means the TSX Venture Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Exchange Ratio” one (1) Parent Share for each one (1) Company Share.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the meeting materials for the Company Shareholder Meeting, the filing of any required notices under the HSR Act or Foreign Antitrust Law, or in connection with other regulatory approvals, and all other matters related to the Merger, the issuance of the Merger Consideration, and the other transactions contemplated hereby.

“Fairness Advisor” means a qualified fairness advisor as agreed to by the Company and the Parent.

“Fairness Opinion” has the meaning set forth in Section 2.7(a).

“Final Order” means the final order of the Court, after a hearing on the fairness of the terms and conditions of the Arrangement, in a form acceptable to both the Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Parent and the Company, each acting reasonably) at any time prior to the Arrangement Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Parent and the Company, each acting reasonably) on appeal.

“Finco” has the meaning set forth in the Preamble.

“Finco Shares” means the common shares in the capital of Finco.

“Financing Price” has the meaning set forth in Section 6.13.

“Foreign Antitrust Law” has the meaning set forth in Section 4.5(c).

“GAAP” means United States generally accepted accounting principles.

“Governmental Antitrust Authority” has the meaning set forth in Section 6.19(b).

“Governmental Entity” has the meaning set forth in Section 4.5(c).

“Hazardous Substance” means:

(c)	any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Law; and

(d)	any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HSR Act” has the meaning set forth in Section 4.5(c).

“IFRS” means International Financial Reporting Standards, at the relevant time, applied on a consistent basis, as adopted by the Canadian Accounting Standards Board.

“Indemnified Party” has the meaning set forth in Section 6.12(a).

“Intellectual Property” means any and all of the following arising pursuant to the Law of any jurisdiction throughout the world:

(a)	trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing;

(b)	copyrights and all registrations and applications for registration thereof;

(c)	trade secrets and know-how, including, without limitation, all beverage formulations, production and processing techniques and sales and distribution strategies;

(d)	patents and patent applications;

(e)	internet domain name registrations; and

(f)	other intellectual property and related proprietary rights.

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA to be issued following application therefor contemplated by Section 2.2 of this Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares to be issued pursuant to the Arrangement, in a form acceptable to both the Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Parent Shareholder Meeting, as such order may be amended, supplemented or varied by the Court with the consent of both the Parent and the Company, each acting reasonably.

“IRS” means the United States Internal Revenue Service.

“Karrie” has the meaning set forth in the Preamble.

“Klutch” means Klutch Financial Corp.

“Knowledge” means:

(a)	with respect to the Company and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 9.1 of the Company Disclosure Letter; and

(b)	with respect to Parent and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 9.1 of the Parent Disclosure Letter; in each case, after due inquiry.

“Law” means any federal, state, provincial, local, municipal, foreign, multi-national or other Law, common law, statutes, constitutions, ordinances, rules, regulations, Codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Company or any of its Subsidiaries holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder.

“Leased Real Estate” means all leasehold or sub-leasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or any of its Subsidiaries.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP or IFRS, as applicable).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

“Listing Application” means the filing statement in respect of the Transaction of the Parent to be prepared and filed in accordance with Policies of the Exchange.

“Listing Date” has the meaning set forth in Section 3.9(a).

“Merger” has the meaning set forth in Section 1.4

“Merger Consideration” has the meaning set forth in Section 3.1(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” means the Board of Directors of the Merger Sub.

“Merger Sub Common Stock” has the meaning set forth in Section 3.1(d).

“Order” has the meaning set forth in Section 4.11.

“Other Governmental Approvals” has the meaning set forth in Section 4.5(c).

“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble and means Amalco after completion of the Amalgamation.

“Parent Accounting Date” means December 31, 2021.

“Parent Benefit Plans” has the meaning set forth in Section 6.11(b).

“Parent Board” means the Board of Directors of the Parent.

“Parent Board Recommendation” has the meaning set forth in Section 6.8(b)(i).

“Parent Circular” means the notice of the Parent Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be submitted to the Court in the Interim Order and to be sent to the Parent Shareholders in connection with the Parent Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Parent Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by Parent and the Merger Sub to the Company concurrently with the execution of this Agreement.

“Parent Equity Award” means a Parent Stock Option or any other award under the Parent Equity Incentive Plan.

“Parent Equity Incentive Plan” means the parent equity incentive plan to be adopted by the Parent and approved by the Parent Shareholders at the Parent Shareholder Meeting.

“Parent Financial Statements” means the consolidated audited financial statements for the years ended September 30, 2021, 2020 and 2019 and the consolidated unaudited financial statements for the three months ended December 31, 2021.

“Parent Material Adverse Effect” means any Effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to:

(a)	the business, results of operations, condition (financial or otherwise), or assets of Parent and its Subsidiary, taken as a whole; or

(b)	the ability of Parent to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that Parent Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from:

(i)	changes generally affecting the economy, financial or securities markets, or political conditions;

(ii)	the execution and delivery, announcement or pendency of the Transaction, including the impact thereof on relationships, contractual or otherwise, of the Parent and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement);

(iii)	any changes in applicable Law or IFRS or other applicable accounting standards;

(iv)	any outbreak or escalation of war or any act of terrorism;

(v)	natural disasters, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States);

(vi)	general conditions in the industry in which Parent and its Subsidiaries operate;

(vii)	any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso);

(viii)	any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or

(ix)	actions taken as required or specifically permitted by the Agreement or actions or omissions taken with the Company’s consent; provided further, however, that any Effect referred to in clauses (i), (iii), (iv), (v) or (vi) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on Parent and its Subsidiary, taken as a whole, compared to other participants in the industries in which Parent and its Subsidiaries conduct their.

“Parent Restricted Share” means any Parent Shares subject to vesting, repurchase, or other lapse of restrictions.

“Parent Restructuring” means the restructuring to be completed by the Parent prior to Closing, including the completion of a consolidation of the Parent Shares on the basis determined by the Parent Board and the adoption of the Parent Equity Incentive Plan.

“Parent Securities” has the meaning set forth in Section 5.2(b)(ii).

“Parent SEDAR Documents” has the meaning set forth in Section 5.4(a).

“Parent Shares” means common shares in the capital of the Parent (or Amalco after completion of the Amalgamation) without par value.

“Parent Shareholders” means the holder of the Parent Shares.

“Parent Shareholder Meeting” means the special meeting of Parent Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Parent Circular.

“Parent Stock Option” means any option to purchase Parent Shares granted under the Parent Equity Incentive Plan.

“Parent Subsidiary Securities” has the meaning set forth in Section 5.2(d).

“Parent Units” means one Parent Share and one share purchase warrant, with each such warrant entitling the holder thereof to acquire on additional Parent Share at a price per Parent Share equal to 125% of the price of the Parent Unit, payable in cash, for a period of three years.

“Parent Voting Debt” has the meaning set forth in Section 5.2(c).

“Party” means any of the Parent, the Merger Sub, Finco, the Company or the Principal Shareholders and

“Parties” means all of them.

“PBGC” has the meaning set forth in Section 4.14(d).

“Permits” has the meaning set forth in Section 4.10(b).

“Performance Period” means any consecutive twelve month period, ending on the last day of any quarterly period of the fiscal year.

“Performance Warrants” has the meaning set forth in Section 6.15.

“Permitted Liens” means:

(a)	statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP or IFRS, as applicable, have been made in respect thereof);

(b)	mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP or IFRS, as applicable, have been made in respect thereof);

(c)	zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property;

(d)	covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses;

(e)	any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses;

(f)	Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; and

(g)	Liens arising with the indebtedness described in Section 4.6(f)(xi) and Section 4(q)(ii) (Nos. 9-10) of the Company Disclosure Letter.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parent and the Company, each acting reasonably.

“Principal Shareholders” has the meaning set forth in the Preamble.

“Prior Installment” has the meaning set forth in Section 6.14.

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Replacement Option” has the meaning set forth in Section 3.6(a).

“Representatives” has the meaning set forth in Section 6.4(a).

“Required Approval” has the meaning set forth in Section 2.2(b)(iv).

“Requisite Company Vote” has the meaning set forth in Section 4.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act (BC)” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Law” means the Securities Act (BC) and any other applicable provincial securities Law, together with the rules and regulations published under such Law.

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com.

“Subscription Receipt” means the subscription receipts to be issued by Finco in the Concurrent Financing.

“Subscription Receipt Certificate” means the certificates representing the Subscription Receipts.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Superior Proposal” means a bona fide written Takeover Proposal with respect to the applicable Party or its Subsidiaries (except that, for purposes of this definition, each reference in the definition of “Takeover Proposal” to “20% or more” shall be “more than 50%”) that such Party’s board determines in good faith (after consultation with outside legal counsel and such Party’s financial advisor) is more favorable from a financial point of view to the holders of such Party’s common stock than the Transaction, taking into account:

(a)	all financial considerations;

(b)	the identity of the third party making such Takeover Proposal;

(c)	the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal;

(d)	the other terms and conditions of such Takeover Proposal and the implications thereof on such Party, including relevant legal, regulatory, and other aspects of such Takeover Proposal deemed relevant by such Party (including any conditions relating to financing, shareholder approval, regulatory approvals, or other events or circumstances beyond the control of the Party invoking the conditions); and

(e)	any revisions to the terms of this Agreement and the Merger contemplated by this Agreement proposed by the other Party during the Superior Proposal Notice Period set forth in Section 6.4(d).

“Superior Proposal Notice Period” has the meaning set forth in Section 6.4(d).

“Surviving Corporation” has the meaning set forth in Section 1.4.

“Takeover Proposal” means with respect to the Company or Parent, as the case may be, an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any Person or group relating to any transaction or series of related transactions (other than the Transaction), involving any:

(a)	direct or indirect acquisition of assets of such Party or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the fair market value of such Party and its Subsidiaries’ consolidated assets or to which 20% or more of such Party’s and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable;

(b)	direct or indirect acquisition of 20% or more of the voting equity interests of such Party or any of its Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of such Party and its Subsidiaries, taken as a whole;

(c)	tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of such Party;

(d)	merger, consolidation, other business combination, or similar transaction involving such Party or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 20% or more of the consolidated net revenues, net income, or assets of such Party and its Subsidiaries, taken as a whole;

(e)	liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of such Party or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income, or assets of such Party and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Todd” has the meaning set forth in the Preamble.

“Trailing Gross Sales” means the consolidated gross revenues of the Parent (including of the Company pre-Closing) and all of its subsidiaries for any Performance Period, before discounts, all as reflected in the consolidated financial statements of the Parent.

“Transaction” means all of the transactions contemplated by this Agreement, including the Merger and the Arrangement.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Voting Debt” has the meaning set forth in Section 4.2(c).

9.2	Interpretation; Construction

(a)	The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein:

(i)	to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and

(ii)	to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and Parent Disclosure Letter.

(b)	The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.3	Survival

The representations and warranties of each of the Parties under this Agreement will survive the Closing for a period of 2 years.

9.4	Governing Law

This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the Parties in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal Law of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Law of any jurisdiction other than those of the State of Delaware.

9.5	Submission to Jurisdiction

Each of the Parties irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other Party or its successors or assigns shall be brought and determined exclusively in the state or federal courts located in the State of Arizona. Each of the Parties agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Law, will be valid and sufficient service thereof. Each of the Parties hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated hereby in any court or tribunal other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder:

(a)	any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.5;

(b)	any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and

(c)	to the fullest extent permitted by the applicable Law, any claim that:

(i)	the suit, action, or proceeding in such court is brought in an inconvenient forum;

(ii)	the venue of such suit, action, or proceeding is improper; or

(iii)	this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.6	Waiver of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7	Notices

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or:

(a)	when delivered by hand providing proof of delivery;

(b)	when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or

(c)	on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient.

Such communications must be sent to the respective Parties at the following addresses (or to such other Persons or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.7):

(d)	If to Parent or Merger Sub, to:

Kona Bay Technologies Inc.
#250 - 750 West Pender St
Vancouver. BC. V6C 2T7

Attention: Ron Schmitz
Email: ron@asi-accounting.com

with a copy (which will not constitute notice to Parent or Merger Sub) to:

Clark Wilson LLP
900 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

Attention: Virgil Hlus
Email: VHlus@cwilson.com

(e)	If to Finco, to:

1362283 B.C. Ltd.
#250 - 750 West Pender St
Vancouver. BC. V6C 2T7

Attention: Ron Schmitz
Email: ron@asi-accounting.com

with a copy (which will not constitute notice to the Company) to:

Clark Wilson LLP
900 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

Attention: Virgil Hlus
Email: VHlus@cwilson.com

(f)	If to the Company, to:

Yerbaé Brands Co.
18801 North Thompson Peak Parkway, Suite D-380
Scottsdale, Arizona 85255

Attention: Todd Gibson, Chief Executive Officer
Email: todd@yerbae.com

with a copy (which will not constitute notice to the Company) to:

Jennings, Strouss & Salmon, PLC
1 E. Washington Street, Suite 1900
Phoenix, Arizona 85004

Attention: Christopher Rogers
Email: crogers@jsslaw.com

9.8	Entire Agreement

The Schedule attached to this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter form an integral part of this Agreement for all purposes. This Agreement (including all exhibits, annexes, and schedules referred to herein), the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the Parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Parent Disclosure Letter, and the Company Disclosure Letter (other than an exception expressly set forth as such in the Parent Disclosure Letter or Company Disclosure Letter), the statements in the body of this Agreement will control.

9.9	No Third-Party Beneficiaries

Except as provided in Sections 6.12, 6.14, 6.15, 6.16, 6.17, 6.26 and 6.27 hereof (which shall be to the benefit of the Persons referred to in such sections), this Agreement is for the sole benefit of the Parties and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

9.10	Severability

If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.11	Assignment

This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither the Parent or the Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other Party (the Parent in the case of the Parent and the Merger Sub), which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder.

9.12	Remedies Cumulative

Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

9.13	Specific Performance

(a)	The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Arizona or any Arizona state court, in addition to any other remedy to which they are entitled at Law or in equity.

(b)	Each Party further agrees that:

(i)	no such Party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity;

(ii)	no such Party will oppose the specific performance of the terms and provisions of this Agreement; and

(iii)	no other Party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

9.14	Counterparts; Effectiveness

This Agreement may be executed in any number of counterparts, including by email with .pdf attachments or other means of electronic transmission capable of producing a printed copy, all of which will be one and the same agreement. This Agreement will become effective when each Party to this Agreement will have received counterparts signed by all of the other Parties.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KONA BAY TECHNOLOGIES INC.

Per:	/s/ Ron Schmitz
Authorized Signatory
Name:	Ron Schmitz
Title:	Director & CEO

KONA BAY TECHNOLOGIES (DELAWARE) INC.

Per:	/s/ Ron Schmitz
Authorized Signatory
Name:	Ron Schmitz
Title:	Director

1362283 B.C. LTD.

Per:	/s/ Ron Schmitz
Authorized Signatory
Name:	Ron Schmitz
Title:	Director

YERBAE BRANDS CO.

Per:	/s/ Todd Gibson
Authorized Signatory
Name:	Todd Gibson
Title:	CEO

PRINCIPAL SHAREHOLDERS,

/s/ Todd Gibson
TODD GIBSON

/s/ Karrie Gibson
KARRIE GIBSON

SCHEDULE A

Plan of Arrangement